Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09046318

3 June 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SEC
Mail Processing
Section

JUN 05 2009

Washington, DC
122

Yours sincerely

Dennis Leong
Company Secretary

dlw 7/20

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,397
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,397 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,799,714	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	52,858,088	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX/MEDIA RELEASE

SUCCESSFUL COMPLETION OF MACQUARIE GROUP SHARE PURCHASE PLAN

SYDNEY, 2 June 2009 – Macquarie Group Limited (Macquarie) advises that it has successfully completed its Share Purchase Plan (SPP), announced on 1 May, receiving more than 55,000 applications from eligible shareholders for approximately $A669 million of new Macquarie ordinary shares.

Macquarie Chief Financial Officer Greg Ward said Macquarie will accept all valid applications received under the offer, resulting in the allotment of a maximum of 25.2 million new Macquarie shares. The actual number of shares to be issued is subject to final processing of applications but will not exceed 25.2 million shares. Under the previously announced terms of the SPP, the shares will be issued at a price of $A26.60 per share and are expected to be allotted on or around Friday, 5 June 2009.

"We are pleased with the strong support and high level of participation we received from our retail shareholders. Together with the strong support we received from institutional investors recently, this demonstrates significant demand for Macquarie Group shares," Mr Ward said.

Macquarie announced on 1 May that had raised $A540 million in an institutional private placement at $A27.00 per ordinary share. In total, Macquarie has raised $A1.2 billion through the institutional placement and the SPP.

Mr Ward said the capital raised would be used to further enhance Macquarie's strong capital position and provide flexibility to continue to take advantage of current and future market opportunities.

As advised on 21 May, while it is still uncertain, the Federal Government's proposed amended legislation concerning executive termination benefits and the proposed changes to the taxation of employee share schemes announced in the Federal Budget (Proposed Legislative Changes) may lead to an adverse impact on Macquarie's ability to implement proposed changes to its remuneration arrangements. Macquarie announced the proposed changes to its remuneration arrangements on 31 March 2009. On 1 May, Macquarie announced that the arrangements, if approved by shareholders, would result in approximately $A500 million of 2009 and prior years' retained staff profit share being applied to equity participation through the issue of new Macquarie shares.

Macquarie will continue to assess the impact of the Proposed Legislative Changes as further details emerge and will update the market when it is in a position to do so, including on potential revised arrangements to meet Macquarie's remuneration objectives.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Media

Paula Hannaford
+612 8232 4102

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

2 June 2009

Ms Kim-Ly Nguyen
Principal Adviser, Issuers (Sydney)
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

By email: kim-ly.nguyen@asx.com.au

Dear Kim-Ly

Response to ASX Query

We refer to your price query yesterday regarding the trading of ordinary shares in Macquarie Group Limited ("Company") yesterday and advise as follows:

1 **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?**

The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2 **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?**

Not applicable.

3 **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

The Company is not aware of any other explanation for the price change and any increase in volume in the securities of the Company.

4 **Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.**

The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely

Nigel Donnelly
Assistant Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0629
Facsimile 61 2 9241 7620
www.asx.com.au

1 June 2009

Mr Dennis Leong
Company Secretary
Macquarie Group Limited
Level 7
1 Martin Place
Sydney NSW 2000

Dear Dennis

Macquarie Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $31.65 on Friday, 29 May 2009 to a high of $35.10 at the time of writing today.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   Please note that as recent trading in the Company's securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **kim-ly.nguyen@asx.com.au** or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. A.E.S.T.) on **Tuesday, 2 June 2009**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

[*Sent electronically without signature*]

Kim-Ly Nguyen

Principal Adviser, Issuers (Sydney)

Direct Line: (02) 9227 0629

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

1 June 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 29 May 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 29 May 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

MACQUARIE GROUP LIMITED
SUPPLEMENTARY PROSPECTUS FOR THE MACQUARIE GROUP EMPLOYEE SHARE OPTION PLAN

This supplementary prospectus (Supplementary Prospectus) is intended to be read with the prospectus dated 1 May 2009, relating to Options over Shares of Macquarie Group Limited (Prospectus).

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 29 May 2009

This Supplementary Prospectus is dated 29 May 2009 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Supplementary Prospectus. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the Prospectus have the same meaning in this Supplementary Prospectus.

1. Proposed changes to Australian Taxation of MGESOP Options and Shares

The Prospectus dated 1 May 2009 contains information on the Australian taxation treatment of Options and the resulting Shares acquired from the exercise of Options, under the 2009 MGESOP.

In the 2009 Australian Federal Budget the Government announced a proposal to amend the Tax Law which, if enacted, would cause the taxation treatment of Options and Shares acquired by Australian tax residents under the 2009 MGESOP to be materially different to the treatment described in the Prospectus ("Proposed Tax Change"). Accordingly, references in the Prospectus to the ability to defer taxation should be read in light of the Proposed Tax Change.

The terms of the Proposed Tax Change are as follows:

> "... all discounts on shares and options provided under an employee share scheme - either qualifying or non-qualifying - will be assessed in the income year in which they are acquired. That is, employees acquiring share or options under qualifying employee share schemes will no longer be able to elect to defer taxation on their discount to a later time."

If enacted, the Proposed Tax Change will impact MGL Employees who acquire Options in their own name. If the Proposed Tax Change is the only change made to the Tax Laws, and if it is enacted in the terms announced, that change should not impact the taxation implications of a:

- Controlled Company or Permitted Trustee of MGL Employee as Optionholder (Section 4.4)
- Associated Company Employee or Controlled Company or Permitted Trustee of Associated Company Employee as Optionholder (Section 4.5)
- Consultant or Controlled Company or Permitted Trustee of Consultant as Optionholder (Section 4.6)

It is possible that final legislation may make different, or additional, changes to those announced and it is possible that the taxation treatment for all Optionholders may be materially different to the tax treatment described in this supplementary prospectus.

MGL Employee as Optionholder

On the assumption that the Proposed Tax Change is enacted in the terms announced, and that it is the only change made to the relevant provisions of the Tax Act, the position of an MGL Employee as Optionholder should be as follows.

Grant of Option

If you acquire Options and you are an Australian tax resident, you will include the market value of the Options in your assessable income in the year of grant. The market value of the Options is calculated by reference to an amount determined under the Tax Act that is typically a specified percentage of the Exercise Price. The specified percentage to be included in the MGL Employee's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

The amount included as ordinary income for the year of grant is also included in the capital gains cost base of the Option, and ultimately, the Share.

Sale of Option

If you choose to sell your Options, any capital gains/losses should be reported in your income tax return in the year of sale. The capital gain/loss will be calculated as the capital proceeds less the cost base. The capital proceeds will be the amount you receive for selling your options. The cost base will include the market value of your Options which was reported in your assessable income in the year of grant.

Where the Options are sold, the acquisition date is the Option grant date. If the Options have been held for more than 12 months from the grant date, only 50% of the capital gain is assessable. Note that any capital losses (and prior year net capital losses) are applied against capital gains before the 50% concession is calculated.

Exercise of Option and Sale of Share

Alternatively, you may choose to exercise your Options and sell the resulting Shares. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

Any capital gains/losses realised on the sale of your Shares should be reported in your income tax return in the year of sale. The capital gain/loss will be calculated as the capital proceeds less the cost base. The capital proceeds will be the amount you receive for selling your Shares. The cost base will include the exercise price paid and the market value of your Options which was reported in your assessable income in the year of grant.

The 50% Capital Gains Tax (CGT) concession will apply to a capital gain made on Shares which are sold more than 12 months after their acquisition date.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. If the Shares have been held for more than 12 months from the day the Shares were allotted to you, only 50% of the capital gain is assessable.

Note that any capital losses (and prior year net capital losses) are applied against capital gains before the 50% concession is calculated.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an MGL Employee would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Employee acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Company does not warrant any particular treatment. Therefore, MGL Employee's who wish to adopt the alternative view should discuss with their personal tax adviser the applicability of the alternative views above to their particular circumstances.

Termination of Employment

As the taxing point of the Options occurred at the date of grant there should be no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options.

Lapse of Option

In the event the Options expire unexercised, your tax return should be amended and the overpaid tax refunded (together with assessable interest).

Sections of Prospectus which are impacted by this Supplementary Prospectus

3.2.3 (para.2) Purpose and Role of DESOP
3.3 (from para.2) Main consequences to Executives from DESOP
4.1 Relationship with other Equity Plans of the Company
4.1 DESOP
4.2 MGL Employee as Optionholder and no section 139E Election made
4.3 MGL Employee as Optionholder and section 139E Election made
4.7.1 Implications of cessation of MGL employment or contract
4.7.2 reference to MGL Employee

2. CONSENT TO LODGEMENT

Each of the Voting Directors of Macquarie Group Limited has consented to the lodgement of this Supplementary Prospectus with ASIC.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,190
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,190 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,795,317	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	52,858,088	Options over Ordinary Shares at various exercise prices
		1,344,604	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,344,604 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP TO ACQUIRE GLOBAL ENERGY ADVISORY FIRM, TRISTONE CAPITAL GLOBAL INC.

CALGARY, MAY 28, 2009 — Macquarie Group ("Macquarie") (ASX:MQG) today announced it has entered into an agreement to acquire Tristone Capital Global Inc. ("Tristone"). The acquisition will substantially enhance Macquarie's energy offering by integrating Tristone's energy advisory and capital markets capabilities within Macquarie's global resources activities. This acquisition will create an integrated energy platform, offering advisory, capital markets, research and trading expertise.

With offices in Canada, the United States, the United Kingdom and Argentina, Tristone is an independent energy advisory firm providing fully integrated corporate finance, acquisitions & divestitures ("A&D"), equity capital markets ("ECM"), and sales, trading and research services. Tristone focuses exclusively on the global energy sector, providing technical and financial services to exploration and production companies, oilfield service and midstream companies, government entities, royalty trusts, limited partnerships and institutional investors worldwide. Tristone employs approximately 170 people.

John Prendiville, Global Head of Resources for Macquarie Capital said: "Tristone is a highly regarded global independent energy advisory firm and we are delighted to have them join us. Macquarie Capital has had a long and very successful history in the resources sector globally, but have been keen for some time to expand our reach,

particularly in the energy space. The acquisition of Tristone creates a fully integrated global energy group that can offer a full suite of products to our clients in whatever region they exist."

"The combined business gives us an increased presence in vital energy-sector hubs around the world, particularly in Calgary, Houston, Denver and London, and a new Macquarie presence in Buenos Aires. This will greatly enhance Macquarie's global advisory network of more than 210 dedicated resources and energy sector professionals, supported by Macquarie's growing global ECM franchise. By combining the research platforms, Macquarie will cover approximately 250 energy-related companies in every major oil and gas basin in the world," Mr Prendiville said.

Paul Donnelly, President and CEO of Macquarie Capital Markets Canada, said: "Macquarie's investment in Tristone's team of highly respected professionals is consistent with our approach of providing clients with extensive industry expertise and international reach in key global industries. It continues the expansion of our advisory and capital markets activities and other related industries including leading pipeline and utility companies who are an important part of our infrastructure business."

George Gosbee, Chairman, President and CEO of Tristone said: "Partnering with Macquarie represents an outstanding opportunity for both Tristone and its staff. Joining a larger, yet like-minded financial institution such as Macquarie is the logical evolution of our business. This transaction is especially attractive in light of the additional opportunities and resources it will offer our clients and our staff. Macquarie's global breadth and expertise in resources will offer our existing clients access to its record of success and innovation."

Following a transition period, Tristone will be fully integrated into Macquarie, with its acquisitions and divestitures division to be branded "Macquarie Tristone"[1]. Under Macquarie ownership, the majority of Tristone's employees will remain in their existing locations and will be joined by other locally based Macquarie staff. Macquarie Capital's Northern Hemisphere energy business will be headed by Dan Cristall, and will be chaired by George Gosbee.

---

[1] Subject to obtaining necessary regulatory approvals

The consideration for the acquisition is expected to be approximately C$116 million, comprising two separate components:

1. C$57 million will be paid to the vendors in cash upon financial close ("Close") as adjusted to reflect the consolidated net tangible assets of Tristone at that time
2. C$59 million payable in exchangeable shares ("Exchangeable Shares"). A subsidiary of Macquarie will issue the Exchangeable Shares to the vendors. These Exchangeable Shares will be held in escrow and released over a 5 year period and the final number is subject to adjustment based on the performance of the Tristone business over a two year period following Close. Upon release they will be exchangeable on a one-for-one basis for ordinary Macquarie shares ("MQG Shares"), subject to certain conditions.

The number of Exchangeable Shares issued at Close may be adjusted up or down, depending on the level of advisory revenues earned over a two year period from Close and certain other conditions.

In addition, approximately C$15 million of retention securities in the form of Exchangeable Shares and options to purchase Exchangeable Shares will form a retention pool and will be allocated to certain Tristone employees joining Macquarie. This retention pool will be released in equal portions on the 3rd, 4th and 5th anniversaries of Close and subject to continuing employment with Macquarie.

No more than 4 million MQG Shares will be issued for Exchangeable Shares; any consideration exceeding that amount will be settled in cash in accordance with the terms of the Exchangeable Shares. Macquarie shareholder approval for the issue of up to the 4 million MQG Shares will not be sought.

A prospectus will be prepared and issued by a subsidiary of Macquarie in respect of the Exchangeable Shares and options to purchase Exchangeable Shares. Filing of the prospectus will be a condition to Close.

The impact on Macquarie's regulatory capital surplus as a result of the acquisition is anticipated to be immaterial. Close is expected to occur during the third quarter of 2009 and is subject to regulatory approvals and other customary closing conditions.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Macquarie Group Limited is listed in Australia (ASX:MQG) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorized deposit taker. Macquarie's activities are also subject to scrutiny by other regulatory agencies around the world.

Founded in 1969, Macquarie operates in more than 26 countries and employs approximately 12,700 people. Assets under management total more than $C213 billion (as of March 31, 2009).

Macquarie has had a permanent and growing presence in Canada since opening its first office in 1998. Macquarie employs more than 420 people in Canada with offices in Toronto, Vancouver, Calgary and Montreal. Macquarie's activities in Canada include advisory and capital markets, specialized asset management, lending, financial markets and institutional broking.

Additional information can be found at www.macquarie.com/ca

For further information, please contact:

Paula Hannaford, Media Relations Macquarie Group	Tel: +612 8232 4102
Stephen Yan, Media Relations Macquarie Group	Tel: +1 212 231 1310
Stuart Green, Investor Relations Macquarie Group	Tel: +612 8232 8845
Karen Khadi, Investor Relations Macquarie Group	Tel: +612 8232 3548

ANNEXURE

Acquisition of Tristone Capital Inc. by Macquarie Group Limited
Key Terms of Exchangeable Shares

The consideration for the acquisition is approximately C$116 million, comprising two separate components:

1. C$57 million in cash, payable at Close as adjusted to reflect the consolidated net tangible assets of Tristone at that time.
2. C$59 million payable in Exchangeable Shares issued by a subsidiary of Macquarie. These Exchangeable Shares will be held in escrow and released over a 5 year period and the final number is subject to adjustment based on the performance of the Tristone business over a two year period following Close (the "Defined Period"). Upon release they will be exchangeable on a one-for-one basis for MQG Shares, subject to certain conditions.

Adjustments to the number of Exchangeable Shares based on the actual advisory revenue generated by the Tristone business during the Defined Period will be implemented by way of: (i) the exercise of the special warrants issued at closing which are exchangeable for Exchangeable Shares if the advisory revenue is greater than the agreed upon target being achieved over the Defined Period following closing; or (ii) the cancellation of Exchangeable Shares issued at closing if the advisory revenue target is not achieved.

C$15 million of Retention Securities in the form of Exchangeable Shares and options to purchase Exchangeable Shares will form a "Retention Pool" to be allocated to certain Tristone employees joining Macquarie, on a discretionary basis.

No more than 4 million MQG Shares will be issued for Exchangeable Shares; any consideration exceeding that amount will be settled in cash in accordance with the terms of the Exchangeable Shares. Macquarie shareholder approval for the issue of up to the 4 million MQG Shares will not be sought.

The key terms of the Exchangeable Shares to be issued by Macquarie Capital Acquisitions (Canada) No. 2 Ltd., a subsidiary of Macquarie, are as follows:

- The Retention Pool and the Exchangeable Shares will be placed in escrow at Close and released as follows:
    - Retention Pool: in equal portions on the 3rd, 4th and 5th anniversaries of Close
    - Exchangeable Shares: 22% on the 2nd anniversary, 13% on the 3rd anniversary, 30% on the 4th anniversary and 35% on the 5th anniversary of Close.

Each Exchangeable Share will be exchangeable for one MQG Share at the sole discretion of the shareholder, subject to the trading window applicable to Macquarie staff generally and other conditions. Macquarie Capital Acquisitions (Canada) No. 2 Ltd. will have the right to settle the Exchangeable Share for cash in lieu of shares at the market price of an MQG Share. Macquarie may elect to either issue new MQG Shares or procure the transfer of existing MQG Shares on exchange.

- Exchangeable Shares shall not be freely tradeable and will not be transferable except in certain limited circumstances
- Exchangeable Shares will be subject to a "sunset" provision that would permit Macquarie Capital Holdings Canada No. 2 Ltd at their option to force the exchange of all outstanding Exchangeable Shares on the earlier of: (i) the tenth anniversary of Close, or (ii) the date on which less than 10% of the Exchangeable Shares issued at Close are outstanding. An exchange can also be compelled in connection with a Macquarie control transaction (i.e. a merger, takeover of Macquarie etc.).

- Holders of Exchangeable Shares will not have voting rights at any general meeting of Macquarie.

- Holders of Exchangeable Shares will have a right to receive a cash dividend per Exchangeable Share equal to the Canadian dollar equivalent of the cash dividend on an MQG Share, a stock dividend per Exchangeable Share equal to the stock dividend per MQG Share, and a dividend in the type and amount of property per Exchangeable Share that is economically equivalent to any other dividend on an MQG Share.

- All dividend payments will accrue from Close to the second anniversary of Close at which time all accrued dividends will be paid out. Thereafter, dividends will be paid in normal course.

A prospectus will be prepared and issued in order to obtain secondary sales relief from the Australian Securities and Investments Commission for any MQG Shares issued on exchange of the Exchangeable Shares. Filing of the prospectus will be a condition to Close, with the prospectus being issued at least 7 days prior to the time of issue of the Exchangeable Shares.

The MQG Shares issued on exchange rank pari passu with existing Macquarie ordinary shares then on issue. Macquarie does not intend to seek shareholder approval for any issue of MQG Shares on exchange of the Exchangeable Shares.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP CHAIRMAN LEAVE OF ABSENCE EXTENDED

SYDNEY, 28 May 2009 – Further to the announcement of 28 November 2008 regarding Macquarie Group Limited ("MQG") Chairman, David Clarke, taking a period of six months leave of absence due to illness, the Board of MQG advises that during this period Mr Clarke's health has improved significantly. He has, nevertheless, been granted an extension of his leave of absence until 31 August 2009 at which time he expects to resume full duties as Chairman of MQG. Mr Kevin McCann will continue as Acting Chairman during this period.

Contact:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Stuart Green, Macquarie Group, Investor Relations	+612 8232 8845

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

27 May 2009

Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The 2009 Shareholder Review (attached) is being despatched to Macquarie Group Limited shareholders today. The information contained in the Shareholder Review is included in the 2009 Annual Report, which was lodged with ASX with Macquarie's 2009 financial year end results on Friday, 1 May 2009.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,686
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	18,686 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,794,127	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	52,858,088	Options over Ordinary Shares at various exercise prices
		1,345,794	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,345,794 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE GROUP
2009 SHAREHOLDER REVIEW

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

This 2009 Shareholder Review contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2009 financial year.

The 2009 Macquarie Group Annual Report complies with the reporting requirements and contains statutory financial statements. It contains Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

If you would like a copy of the 2009 Annual Report please call us on +61 2 8232 5006 or visit macquarie.com.au/shareholdercentre

2009 Annual General Meeting

Macquarie Group's 2009 Annual General Meeting will be held at 10:30 am on Wednesday, 29 July 2009 at The Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney NSW.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.

Cover image: Constellation Energy

Constellation Energy is one of the largest marketers of natural gas in North America, providing physical natural gas to distribution companies, power generators, retail aggregators and large end-users in the United States and Canada.

The acquisition and integration of the Constellation downstream gas trading portfolio makes Macquarie Group's North American gas trading business, Macquarie Cook Energy, a leading participant in this key wholesale gas market.

Cover photograph Graham Stewart/Gallery Stock

Macquarie Group Limited

Continued profitability in a testing year

- Profit of $A871 million
- Operating income of $A5,526 million
- Earnings per share of $A3.10
- Total ordinary dividends of $A1.85 per share
- Return on equity of 9.9 per cent
- Assets under management of $A243 billion

Strong funding and balance sheet position

- Significant levels of cash and liquid assets
- Capital more than 40 per cent above minimum regulatory requirement
- Since 31 March 2008
  - Retail deposits increased by $A6.8 billion
  - $A21.5 billion of term funding raised

Financial market impact

- Total write-downs (including equity accounted losses) and provisions of $A2.5 billion
- Increased funding costs

Key financial details

- Consolidated profit after tax attributable to ordinary equity holders decreased by 52 per cent to $A871 million from $A1,803 million in 2008
- Underlying operating income[1] of $A7.6 billion down 14 per cent on the prior year
- Decrease in total operating income of 33 per cent to $A5,526 million from $A8,248 million in 2008
- International income decreased by 45 per cent to $A2,347 million, accounting for 52 per cent of total operating income
- Total assets decreased by 11 per cent from $A167.2 billion to $A149.1 billion
- Regulatory capital of $A10.2 billion increased by $A5.4 billion during the past three years

Reported net profit after tax attributable to ordinary equity holders
$A million



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2005
2006
2007
2008
2009

Domestic and international income (excluding earnings on capital)
$A million
International ■ Domestic ■



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
2008
2009

[1] Underlying operating income represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads.

Consolidated profit
Year ended 31 March

	2009 $A	2008 $A	% Change
Total income	**5,526**	8,248	(33)
Total expenses	**(4,537)**	(6,043)	(25)
Profit before income tax	**989**	2,205	(55)
Income tax expense	**(15)**	(317)	(95)
Profit from ordinary activities after income tax	**974**	1,888	(48)
Minority interest	**(103)**	(85)	21
Profit after income tax attributable to ordinary equity holders	**871**	1,803	(52)

Basic earnings per share (EPS) performance
A cents


1,000
900
800
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009

Dividends per share
A cents
Interim ■ Final ■ Special ■


500
450
400
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009

Chairman and Managing Director's Report

Despite unprecedented turmoil and declines in global markets, Macquarie Group has continued to be profitable for the year to 31 March 2009. While a decline on the record result for the 2008 financial year, profit in 2009 was in line with the revised guidance provided in February 2009 and was achieved after significant write-downs. It was achieved amid highly disrupted market conditions, with a loss of confidence in credit markets and systemic falls in global liquidity. Importantly, we have a strong funding position and a strong balance sheet. Our strong balance sheet, strong team and market conditions provide opportunities to generate growth over the medium-term.

Result overview

Highly disrupted market conditions resulted in a decline in profitability for Macquarie for the year to 31 March 2009.

The 2009 consolidated after-tax profit for Macquarie was $A871 million, a decrease of 52 per cent from the previous year's profit of $A1,803 million. Importantly, Macquarie remained profitable in a testing year.

Earnings per share were $A3.10, a decrease of 54 per cent from $A6.71 in the prior year.

Total operating income for the year was $A5,526 million, a 33 per cent decrease when compared with the prior year's operating income of $A8,248 million. The decrease was the result of both market conditions and a significant increase in the level of write-downs and provisions during the year.

With the exception of the Banking and Financial Services Group and the Real Estate Banking Division, our major operating groups and divisions remained profitable during the year, despite the extremely challenging market conditions.

In most income categories, Macquarie's operating income declined in 2009 compared with the previous year.

As a result of tightening global credit markets and a reduction in wholesale funding during the past year, we completed balance sheet initiatives totalling $A15 billion. We did this through initiatives including the exit of our Italian mortgages portfolio and the sale of our margin lending business. This allows us to focus resources on more profitable activities across the Group.

The extremely challenging global markets and economic environment resulted in a significant increase in the level of write-downs (including equity accounted losses) and provisions during the year to $A2,543 million. The majority of the write-downs and provisions are unrealised and stem from strategic investments in Macquarie-managed funds which align Macquarie's interests with those of other fund investors. Importantly, the level of write-downs and provisions, while significant, were within our risk management framework and were absorbed within 2009 earnings.

The graph on page 13 shows the relative profit contributions of each group and division. Operating group and operating division performances are discussed in more detail on pages 14 to 24.

International income[2] decreased by 45 per cent to $A2,347 million, accounting for 52 per cent of total income. We now have more than 5400 staff employed in our offices outside Australia, representing 43 per cent of total staff, an increase from 40 per cent in the previous year. The total value of assets under management grew five per cent over the period to $A243 billion.

Base management fees earned by Macquarie decreased by four per cent on the prior year.

[2] Throughout this report, for the purposes of international income total operating income excludes earnings on capital and other corporate items.

Macquarie's effective tax rate was very low at 1.7 per cent due to a combination of write-downs and provisions and the geographical mix of international income, especially in the Asia-Pacific region.

The expense-to-income ratio increased to 82.1 per cent from 73.3 per cent in the previous year. This ratio was affected by write-downs and provisions which reduced operating income during the year. In absolute terms, operating expenses were $A4,537 million down from $A6,043 million in the prior year. The compensation ratio, which relates to employment expenses, fell to 41 per cent from 47 per cent in the previous year as a result of lower profit share payments in line with the fall in earnings.

Capital

We have a long-term policy of holding a level of capital to efficiently support our businesses and ensure we have sufficient capacity to maintain operations in challenging market conditions. To meet these aims, we consistently grow our capital base ahead of our business requirements. Over the past three years, we have increased our regulatory capital by $A5.4 billion to $A10.2 billion as at 31 March 2009. During the year, we raised $A600 million through the issue of convertible preference securities. At 31 March 2009 we maintained a capital buffer of $A3.1 billion, more than 40 per cent in excess of our minimum capital requirements.

Funding

Macquarie entered the 2009 financial year with a strong funding position which was further strengthened during the year. The level of cash and liquid assets increased from $A20.8 billion as at 31 March 2008 to $A30.3 billion as at 31 March 2009. During the year we raised an additional $A21.5 billion of term funding.

Deposits increased significantly during 2009 and reached $A19 billion as at 31 March 2009 up from $A13 billion as at 31 March 2008. Globally, funding markets remain extremely challenging and the future availability of non-government guaranteed term funding to market participants, including Macquarie, remains exceptionally challenging.

Operating conditions

The global financial crisis started as a loss of confidence within the finance sector and grew during the year, in reaction to a reduction in liquidity across most markets.

This loss of confidence severely affected a number of major financial institutions and was a factor in the collapse of Lehman Brothers in September 2008. Actions by both governments and regulators did much to improve the lack of confidence. However, the loss of confidence has since moved into the mainstream economy and has driven many countries into a recession that may continue for some time.

Throughout this period, we responded to the changes in our operating environment and adapted our business in a number of ways. These changes included winding back our Australian residential mortgage business, the sale of the bulk of our margin lending portfolio and the sale of our Italian mortgage portfolio. The majority of our capital was raised before the global financial crisis. We increased our regulatory capital by approximately $A5.4 billion over the past three years and our balance sheet was further strengthened when we undertook a hybrid capital raising in July. These initiatives have resulted in Macquarie being well placed to withstand the current market conditions and to capitalise on opportunities that are beginning to emerge.

Regulatory capital position
$A billion
Banking Group ■ Non-Banking Group ■ Capital Surplus ■



Minimum regulatory capital requirement
Buffer for volatility, growth and strategic flexibility
Regulatory capital position as at 31 March 2009
0
2
4
6
8
10
11

In 2009 we identified a number of opportunities including:

- the acquisition of Constellation Energy's North American downstream natural gas business
- the expansion of our equity capital markets and third-party advisory businesses in North America
- the continued growth of our US and UK securities businesses
- the formation of a strategic partnership with Australasian financial advisory and accounting services company WHK Group Ltd (WHK)
- the promotion of our environmental financial products and renewable energy businesses in every region.

Risk management

Central to Macquarie's business is a strong culture of risk management. Our approach to risk management is embedded across all business units. Our objective is to ensure that worst case outcomes have been clearly identified and understood. By assessing the outcomes of a wide range of stress tests, we determine whether these outcomes can be tolerated. The level of acceptable aggregate risk is determined by assessing risk relative to earnings, rather than to the level of capital.

Performance

While we have been profitable over the past year, our share price performance was disappointingly affected by the volatile equity markets.

Financial stocks have been hardest hit by market conditions as can be seen from the performance of the MSCI World Diversified Financials Index since the global financial crisis began in August 2007. This index, which includes a number of companies that operate in the same sector as Macquarie, has fallen 72 per cent compared with a 63 per cent fall in the Macquarie share price.

For the year to 31 March 2009, this index has fallen 63 per cent compared with a 49 per cent fall in the Macquarie share price.

Notwithstanding the volatile market conditions, we have delivered a return to shareholders of over 600 per cent between listing in July 1996 and the close of the 2009 financial year on 31 March 2009. Over the same period the average total shareholder return of the ASX top 50 was approximately 200 per cent.

Dividend

The total ordinary dividend payment for the year is $A1.85, a 46 per cent decrease on the prior year. The Board has declared a final dividend of $A0.40 per ordinary share, franked to 60 per cent. This represents a payout ratio of 60 per cent which is consistent with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income. A discount of 2.5 per cent has also been re-introduced on the Dividend Reinvestment Plan.

Macquarie share price vs the MSCI World Diversified Financials Index[3]
MSCI World Diversified Financials Index
Macquarie Group



140
120
100
80
60
40
20
0
Aug 07
Dec 07
Apr 08
Aug 08
Dec 08
Apr 09

[3] Data indexed to 100 on 1 August 2007. Current to 31 March 2009.

Board and management

Executive Voting Director, Laurie Cox, has advised the Board that he does not plan to stand for re-election at this year's Annual General Meeting (AGM) and that he will also stand down as an Executive Director. Laurie joined the Macquarie Bank Board as a Non-Executive Director and Joint Chairman of Macquarie Corporate Finance in January 1996. He became an Executive Director in March 2004.

His experience in the securities and investment banking industries has provided a valuable contribution to Macquarie over 13 years.

The Board would also like to acknowledge the contribution of Kim Burke who retired as Joint Head of Macquarie Securities Group in February this year after 17 years with Macquarie.

We wish them well in the future.

Our people

All global financial institutions have experienced an impact on staffing levels. While Macquarie has continued to selectively recruit, motivate and reward high-quality people throughout the year, staff numbers have contracted in line with business activity. At 31 March 2009, we had more than 12,700 staff, compared with approximately 13,000 as at 31 March 2008.

This is predominantly the result of the exit from some balance sheet-intensive and low-return businesses, business mergers and other decisions taken by businesses during the second half of the year.

The acquisition of six new businesses, and selective recruitment in some businesses, resulted in a continuation of hiring activity throughout the year. This included the recent employment of several high-profile teams and individuals. Australian and international graduate recruitment programs continue to be important.

On 31 March 2009, the Board announced changes to Macquarie's remuneration arrangements consistent with global remuneration and regulatory trends. The proposed changes will be subject to approval by shareholders at the July 2009 AGM and, if approved, will apply to remuneration for the current year ended 31 March 2009 as well as future years.

While the proposed changes reflect recent remuneration trends, they remain consistent with Macquarie's longstanding approach. This approach links staff profit share to profitability and is individually assessed with regard to a variety of factors including contribution to profit, use of capital, funding and risk.

Macquarie's remuneration policies and practices are outlined in the Remuneration Approach on pages 34 to 39.

We thank all of our staff for their focus and commitment in these unprecedented times and for the sound result achieved this year.

Staff numbers
International ■ Australia ■



14,000
12,000
10,000
8000
6000
4000
2000
0
2005
2006
2007
2008
2009

Assets under management
$A billion



250
200
150
100
50
0
2005
2006
2007
2008
2009

Chairman and Managing Director's Report continued

Regional activity
Macquarie continues to be active around the world. Operating groups globally participated in a large number of transactions during the year and there is sound demand for Macquarie products and services across a wide range of markets and geographies. For details refer to pages 10 to 11.

Strategy
We are a global provider of banking, financial, advisory, investment and funds management services to clients.

Our strategy is built on: providing services to clients; the alignment of interests with shareholders, investors, staff; a conservative approach to risk management; incremental growth and evolution; operations that are diversified by business and geography; and an ability to adapt to change.

International income by region
$A million
The Americas ■ Asia-Pacific ■
Europe, Middle East and Africa ■



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
2008
2009

The approach allows us to be flexible in entering into new sectors and regions as opportunities emerge. It is the basis on which we have established a leading presence in a range of markets.

Outlook
While market conditions remain challenging there are some early signs of stabilisation. However, significant uncertainties remain and Macquarie believes it is still too early to make any judgements on sustained market improvements. In current market conditions we remain cautious with a conservative approach to both funding and capital.

Our focus remains on developing our business for the medium-term. We believe we are well placed to achieve growth as a result of our strong balance sheet, strong team and market conditions that will provide opportunities for medium-term growth.

Our global business platform remains strong and we have funding and capital to both respond to the current challenging markets and meet the growth opportunities we believe will arise.

H. Kevin McCann
Acting Chairman

Nicholas Moore
Managing Director and Chief Executive Officer

Sydney
30 April 2009

Macquarie Cook Energy acquisition of Constellation Energy's downstream natural gas business

In 2005, Macquarie's Energy Markets Division acquired Cook Inlet, a Los Angeles-based physical gas business. Cook Inlet was established in 1990 as a Minority Business Enterprise and had grown into a well-managed, innovative, customer-focused gas marketing and trading company with a solid reputation among energy industry participants.

Macquarie's acquisition of Cook Inlet formed the basis of Macquarie Cook Energy (MCE), Energy Markets Division's physical gas trading business in North America. MCE acts as a trading intermediary between producers of natural gas and purchasers of gas including municipalities, retail gas aggregators, energy marketer and industrial end users.

In February 2009, MCE announced it had reached a definitive agreement with Constellation Energy to acquire its North American natural gas trading operations. The purchase has since been completed with the business integrated into MCE. The headquarters have been relocated to Houston alongside Macquarie Cook Power, MCE's affiliated power trading business. Houston is a natural home for MCE as it is a centre for energy activities in North America. The business also has operations in Denver and Calgary.

Constellation Energy had built a well regarded and profitable natural gas trading business with a strong market position. The acquisition was a logical next step in the growth of Macquarie's gas trading operations in the North American market.

The client bases of the two businesses are highly complementary and in combination, will become a quality, leading provider of gas trading solutions with greater reach and access in the North American gas market. In particular, the acquisition will bolster areas in which MCE had a relatively low market share such as the mid-continent of the US and the Canadian markets as well as provide the opportunity for continued growth.

MCE staff carry out a variety of roles, including gas trading, gas marketing and client-relationship management, gas scheduling (ensuring that physical gas is delivered through pipelines to clients), settlements, management and support.

The new MCE has approximately 160 people, over 100 of whom joined Macquarie as a result of the acquisition. The remainder have relocated from Los Angeles as well as Sydney, London and New York.

The combined business is anticipated to be one of the top five participants in the North American gas market, interacting with approximately 400 clients and counterparties. MCE will continue to be an important contributor to Macquarie Energy Markets Division as well as a key part of Macquarie's growth platform in the region.

Regional activity

Region	
Australia	Exclusive financial adviser to Origin Energy in relation to its defence of BG Group's $A14 billion takeover offer and joint venture with ConocoPhillips of up to $A11 billion, resulting in the largest private treaty asset sale in Australian history and the largest oil and gas asset sale globally for 2008
	Adviser to Rio Tinto on its response to the pre-conditional takeover offers from BHP Billiton
	Adviser to Bupa on the merger of its subsidiary, Bupa Australia, with MBF Australia by way of a scheme of arrangement, with $A2.4 billion in cash consideration distributed to participating MBF contributors, creating the largest private health insurer in Australia at the time of the merger
	Macquarie Securities Group's Cash business maintained its number one ranking for market share[4]
	Macquarie Securities Group's Derivatives Division remains the leading provider of listed warrants in the Australian market
	Listed financial services company WHK and Macquarie Private Wealth entered into a strategic partnership. Macquarie will support the future growth and development of WHK's financial services offering through sharing its resources and expertise
	The Fixed Income and Currency Division delivered strong results in 2009. Its flagship credit funds outperformed its peers consistently and the team recently won a significant debt securities mandate with the Future Fund
	Macquarie offers technology asset lifecycle solutions to its clients through commissioning, decommissioning and logistics services, along with processing and sale services for end of life IT assets. Our services (including the disposal of e-waste) are based on a world-class quality management system and stringent environmental guidelines
	With emissions from IT-related equipment becoming an increasing concern for office-oriented environments, Macquarie Equipment Finance, working in conjunction with Climate Friendly, offers its clients an Equipment Carbon Offset Lease: ECOLease. This program allows clients to finance the purchase of carbon credits accredited by the Voluntary Carbon Standard, to offset assumed electricity consumption of the IT equipment over the contracted lease term
	During the year, Macquarie Leasing completed three securitisation tranches of motor vehicle and equipment leases through the SMART program for a total face value of approximately $A1.7 billion. Macquarie Leasing also concluded warehouse facilities totalling $A1.5 billion with a view to subsequently securitising warehoused transactions via the SMART program
	During the period, the property development business launched a residential estate in Western Sydney. Stonecutters Ridge is a 162 hectare subdivision 45 kilometres from Sydney that will be developed into 839 homesites. The site will comprise a Greg Norman-designed golf course. The first stage of 55 lots was released in February 2009
Asia-Pacific	Advised a number of leading Japanese corporations such as Marubeni Corporation, Japan Bank for International Corporation, Kansai Electric Power, Kyushu Electric Power and Kirin on matters related to facilitating their international expansions
	Macquarie and the State Bank of India (SBI) formed the Macquarie-SBI Infrastructure Fund (MSIF) which will invest in infrastructure projects in India, with initial capital raised of $US1 billion. The fund is managed by a Macquarie and SBI joint venture, with the International Finance Corporation (member of the World Bank Group) as a minority shareholder and a cornerstone investor in MSIF
	Advising a Marubeni-led consortium on an approximate $S5 billion capital raising and the acquisition of Senoko Power, the largest power generation company in Singapore
	Number one ranking for IPOs on the Hong Kong Stock Exchange in 2008 and bookrunner for the first major IPO of 2009 (Real Gold)
	The Derivatives Division of Macquarie is the leading provider of listed warrants in Singapore, Hong Kong and Korea
	The Macquarie Securities Group Cash equities business has seen continued growth in market share across the region
	Macquarie Private Wealth opened offices in Singapore and Hong Kong to offer private wealth advice to ultra-high net worth individuals and families. The Singapore office is being used as a base for expansion of financial advisory services into China and Korea
	MGPA successfully closed MGPA Asia Fund III, raising $US3.9 billion in equity
	Macquarie sold its Goodman Asia platform

4 Combined institutional and retail market share.

Region	
The Americas	Adviser, sponsor, debt arranger and underwriter for the acquisition of Washington-based Puget Sound Energy and its parent company Puget Energy for $US7.9 billion
	Advised Borealis Infrastructure on its $C2 billion acquisition of Teranet Income Fund, one of the largest mergers and acquisitions transactions in Canada in 2008
	Sole financial adviser to Goldcorp, the world's second largest gold company by market capitalisation, on its acquisition of Gold Eagle Mines for a total consideration of $C1.5 billion
	Completed the successful purchase of Chicago-based futures clearing firm Shatkin Arbor Inc. The acquisition significantly expanded Macquarie Futures US capabilities by enabling it to directly execute and clear trades at both the Chicago Mercantile Exchange and the Chicago Board of Trade. The combination of Shatkin Arbor's longstanding relationships and the financial strength of Macquarie provides a platform for growth in the futures market
	Acquisition of the Houston-based downstream natural gas trading operations of Constellation Energy. The business has been successfully integrated into MCE, and positions Macquarie as a leading participant in the North American wholesale natural gas market
	Established the Credit Trading business in New York to trade corporate and securitised debt markets, taking advantage of inconsistencies in credit risk pricing in the US
	Since the acquisition of Orion Securities (in 2007), Macquarie has expanded its research sector coverage in Canada to include infrastructure, Real Estate Investment Trust's (REIT's) and quantitative research
	The development of the US greenfield cash equities business proceeded ahead of schedule with 78 staff. Research covers more than 250 US stocks
	Finalised the acquisitions of US fixed income managers Four Corners Capital Management and Allegiance Investment Management. Their successful integration has broadened the Fixed Income and Currency Division's investment expertise in US senior loans, US treasury and US investment grade credit, agencies and mortgages and established a global operating base across Australia, the UK and the US
Europe, Middle East and Africa	Adviser and debt arranger to a Bilfinger Berger and John Laing-led consortium on the €650 million A1 Hamburg-Bremen road project, the largest public private partnership project in Germany to date
	Adviser on the £16 billion refinancing of BAA, owner of Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton airports
	Macquarie and Abu Dhabi Commercial Bank (ADCB) launched the ADCB Macquarie Infrastructure Fund for investment in infrastructure opportunities in the Middle East and North Africa. During the year, the fund completed a $US188 million investment to support UAE infrastructure
	Adviser to Kalagadi Manganese on the $US432.5 million sale of 50 per cent of its manganese project to ArcelorMittal
	Expanded the Environmental Financial Products business's portfolio of Kyoto Protocol emission reduction projects in China and Eastern Europe
	The European greenfield cash equities business development has proceeded ahead of schedule and there are now 48 staff with research covering more than 100 European stocks
	Banking and Financial Services Group launched a retail investment platform to support the service provided by UK professional financial planners to their clients and improve the operational efficiencies in financial planners' businesses
	Corporate and Asset Finance Division is financing smart metering initiatives for a number of the major energy suppliers in the UK. The installation of these smart meters in the industrial and commercial business sector has been mandated by the government to improve business efficiency, reduce energy usage and the UK's carbon footprint
	MGPA successfully closed MGPA Europe Fund III, raising $US1.3 billion in equity

About Macquarie

Macquarie is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie has five operating groups and two divisions within which individual businesses operate. Businesses specialise in defined product or market sectors and work in close co-operation. Great emphasis is placed on a client's relationship with Macquarie as a whole.

Three service groups provide the framework, infrastructure and support which enable the operating groups to function.


Banking Group (Macquarie Bank Limited and its subsidiaries)
Macquarie Financial Holdings Group – operates separately from the Banking Group
Corporate Affairs Group Greg Ward
Treasury and Commodities Group Andrew Downe
Macquarie Funds Group Shemara Wikramanayake
Macquarie Capital Michael Carapiet
Macquarie Bank Limited Board of Directors and Executive Committee
Managing Director Richard Sheppard
Macquarie Group Limited Board of Directors and Executive Committee
Managing Director and Chief Executive Officer Nicholas Moore
Banking and Financial Services Group Peter Maher
Risk Management Group Nick Minogue
Macquarie Securities Group Roy Laidlaw
Corporate and Asset Finance Division Garry Farrell
Real Estate Banking Division Matthew Banks
Information Technology Group Nigel Smyth

Management approach

Macquarie's strength lies in its unique structure and management style which enables businesses to exercise significant operating freedom balanced by limits on risk and the adherence to professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff. Strong prudential management is fundamental to this approach. Central management focuses on risks to Macquarie which may arise from market and industry influences and on issues of medium and long-term significance.

Other core elements of Macquarie's approach are:
- the encouragement of high ethical and professional standards
- commitment to clients
- commitment to growth
- the recruitment, retention and motivation of quality staff
- the alignment of staff rewards with those of shareholders
- transparent and comprehensive reporting including financial reporting and risk reporting.

Macquarie's five operating groups and two operating divisions focus on specific products and markets. The key services offered by each individual operating group and operating division include:

Macquarie Capital
- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Specialised fund management
- Private equity placements
- Principal products

Treasury and Commodities Group
- Energy markets
- Metals and energy capital
- Agricultural commodities and investor products
- Foreign exchange
- Debt markets
- Futures

Macquarie Securities Group
- Institutional cash equities
- Equity finance, arbitrage trading and synthetic products
- Equity-linked investments, trading products and risk management services

Banking and Financial Services Group
- Financial advice
- Cash management services
- Stockbroking
- Business banking
- Investment products
- Administrative and portfolio services

Macquarie Funds Group
- Management of funds in:
  - equities
  - fixed income, currency and commodities
  - listed infrastructure
  - listed real estate
  - private equity and hedge fund of funds
- Affiliated managers
- Incubation of managers
- Investment solutions and distribution

Corporate and Asset Finance Division
- Structured corporate debt financing
- Traditional equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing

Real Estate Banking Division
- Listed and unlisted fund management
- Asset management
- Real estate investment and advisory
- Development management
- Project and development financing

Relative operating group and division contribution to profit
%


180
160
140
120
100
80
60
40
20
0
-20
-40
-60
2008
2009

	2009 %	2008 %
Macquarie Capital	36	49
Treasury and Commodities Group	74	13
Macquarie Securities Group	40	27
Banking and Financial Services Group	(14)	5
Macquarie Funds Group	6	7
Corporate and Asset Finance Division	10	2
Real Estate Banking Division	(52)	(3)

Macquarie Capital

> **"The committed capital from our new investors gives Puget Sound Energy the solid financial footing required to make the multi-billion dollar investments in energy-delivery infrastructure and energy resources needed to meet our region's long-term energy demands."**
>
> **Stephen P Reynolds**
> **President and CEO**
> **Puget Sound Energy**

Macquarie Capital contributed $A251 million to Macquarie's total profit for the year to 31 March 2009. This was an 89 per cent decline on the record result achieved in the prior year.

Despite difficult market conditions, Macquarie Capital Advisers advised on 299 transactions valued at $A203 billion. During the year, equity under management declined by eight per cent against the prior year to $A53 billion and assets under management increased by eight per cent to $A160 billion.

Key contributors to the Macquarie Capital Funds result were base management fees, with unlisted fees contributing a significantly higher proportion of base fee revenue.

Equity investments contributed solid returns. However, these were offset by significant impairments, including write-downs on co-investments in listed funds and other equity investments.

Macquarie Capital Advisers

As outlined in the regional highlights section in the Chairman's and Managing Director's Report, Macquarie Capital Advisers advised on significant transactions involving Origin Energy, Rio Tinto, Bupa, a consortium led by Marubeni, Puget Energy, Borealis Infrastructure, Goldcorp, a consortium led by Bilfinger Berger and John Laing, Kalagadi Manganese and BAA.

Other significant advisory roles completed by Macquarie Capital Advisers during the period included:

- Adviser to ACS Infrastructure Development on its successful bid for the 35-year concession on the I-595 Corridor Roadway Improvement Project in Florida, US
- Adviser to Kirin-owned National Foods Ltd on the $A880 million acquisition of Australian Co-operative Foods (Dairy Farmers)
- Joint lead manager, bookrunner and underwriter on the $S407 million private placement and preferential offering for the Ascendas REIT in Singapore
- Adviser to APA Group on the $A703 million sale of gas pipeline, electricity transmission, generation and gas processing assets into an unlisted vehicle
- Adviser to Unisteel on its sale to Kohlberg Kravis Roberts & Co for $S787 million
- Adviser and debt arranger on LS Cable's acquisition of Superior Essex worth $US1.2 billion, the first unsolicited acquisition by a Korean company of a publicly listed US company
- Financial adviser to New Gold on its three-way merger with Metallica Resources and Peak Gold with a combined enterprise value of approximately $C1.3 billion.

Macquarie Capital Funds

Macquarie Capital Funds raised $A7.6 billion of fund and consortia equity, reflecting investor confidence in our ability to source, acquire and manage assets, despite challenging market conditions.

Proactive management of the funds and assets resulted in more than $A11 billion of new debt raised and $A9 billion of debt refinanced. The majority of the 2009 calendar year debt maturities of the listed and unlisted funds have been addressed through refinancings, asset sales and other initiatives.

During the period, asset sales resulted in $A5 billion of equity proceeds including the take private of Macquarie Capital Alliance Group, disposals of Westlink M7, Lusoponte and various real estate assets.

As at 31 March 2009, unlisted funds had over $A6 billion of equity available for future investments.

Acquisitions during the period include:

- Puget Energy: the largest electric and natural gas utility headquartered in the state of Washington, US
- Pisto SAS: a major oil importation, storage and transportation operator in northern France
- Condor Group: ferry services between the UK, Channel Islands and France.

Outlook

Macquarie Capital's advisory pipeline remains reasonable, however the current environment is challenging. We expect growth in the medium-term and will examine opportunities to selectively grow the business.

Challenging conditions also continue for Macquarie Capital Funds. We expect the Macquarie Capital Funds business to remain resilient, with continued focus on growing unlisted funds under management.

A number of the Macquarie-managed listed funds are reviewing initiatives designed to close the gap between their valuation and security market price and also provide appropriate capital structures for each fund and its underlying assets.

About Macquarie Capital

Macquarie Capital includes Macquarie's corporate advisory, equity underwriting and specialised funds management businesses.

Macquarie Capital Advisers provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions, private treaty acquisitions and divestments, debt and equity fund raising and corporate restructuring.

Advisory activities are aligned into industry groups, reflecting key areas of expertise in infrastructure and utilities, resources, telecommunications, media, entertainment and technology (TMET), real estate, industrials and financial institutions.

Macquarie Capital Advisers also encompasses **Macquarie Capital Funds** which manages a range of specialist funds, including infrastructure and real estate funds.

During the year, most of the former Real Estate Group platform merged with Macquarie Capital. This created an integrated real estate business able to maximise domestic and international real estate growth opportunities (including funds management, advisory and principal activities) and leverage expertise from all Macquarie Capital industry and product teams.

Macquarie Capital Finance is now called Corporate and Asset Finance Division and is a separate division within the Banking Group.

Puget Sound Energy is Washington State's oldest and largest utility and the largest producer of renewable energy in the US Pacific Northwest. It was acquired by a Macquarie-led consortium of long-term infrastructure investors in February 2009.



Treasury and Commodities Group

Treasury and Commodities Group (TCG) contributed $A509 million to Macquarie's total profit for the year to 31 March 2009. This was a decrease of 15 per cent on the 2008 result. The Energy Markets and Foreign Exchange Divisions within TCG achieved record results. All operating divisions were profitable, before and after allowing for provisions.

The divisions in TCG reported the following market conditions:

Foreign Exchange (FX): trading result was driven by volatile currency markets and increased customer demand. Margins increased, however the average trading size reduced. Interest rate trading produced a positive contribution in difficult market conditions
Energy: a reduction in competition, an overall improvement in margins and the positive revenue effect of volatility on trading businesses has complemented the division's maturing business model and resulted in a strong contribution
Agriculture: markets were extraordinarily volatile over the year and this, coupled with a general collapse of credit, created some stress in the agriculture sector. Volumes have decreased. However, the scarcity of credit provision and the reduction in the number of credit providers has led to a widening of margins
Freight: the freight business is entering a growth phase as a provider of risk management services and has been a beneficiary of market volatility
Metals: Metals and Energy Capital Division experienced an improvement in trading conditions as a result of higher margins, increased volatility and increased deal flow. However, the overall level of profitability was significantly affected by equity impairments and loan provisions

In a year of unprecedented volatility the Foreign Exchange Division capitalised on its diversified business model to delivering reliable liquidity to customers.

Debt: markets proved challenging throughout the year and the division returned a good result given the market conditions.

A significant initiative during the year, has been the continued growth of the Houston-based power trading business. The acquisition and integration of the Constellation Energy physical and financial gas trading business into MCE's gas business will, in conjunction with the power business, provide TCG with a strong platform for growth in the North American energy sector. TCG has also further developed the US Futures business during the year, including acquiring Shatkin Arbor in August 2008.

Notable activity in 2009 included:

- expansion of the environmental products business by increasing their scale and scope to take advantage of current and emerging policies that are creating markets for environmental goods and services
- selective expansion of energy markets and regions in which we trade including European power and the acquisition of a UK gas metering business

- further development of the credit trading business with a focus on the corporate and securitised debt markets in order to take advantage of the changes in the competitive landscape and the inconsistent re-pricing of credit risk.

Outlook

TCG intends to continue to selectively expand its international operations while maximising the growth opportunities in adjacent or complementary markets and businesses and protecting the market share of its more mature, domestic businesses. TCG expects continued volatility in financial and commodity markets, some of which will benefit the deal pipeline and potential transaction volumes.

About Treasury and Commodities Group

The **Energy Markets Division** provides risk management solutions to producers, consumers and investors in the energy sector across a broad range of energy products and acts as a trading intermediary in gas and power in the US and Europe.

The **Foreign Exchange Division** provides 24-hour interbank FX services in all currency pairs to institutional clients in Australia and globally and accesses retail FX volumes through service provision to retail platforms and investment in those platforms.

The **Metals and Energy Capital Division** provides equity and debt finance globally to the metals and energy sector as well as providing trading and hedging services to the base and precious metals sectors.

Agricultural Commodities and Investor Products Division provides risk management, structured financing and physical commodity solutions across agricultural commodities globally and selected dry and wet freight routes.

The **Futures Division** provides a full range of broking and clearing services for Australian and international futures exchanges. The division is a leading provider of these services in the Australian market and is selectively pursuing opportunities in offshore markets.

The **Debt Markets Division** arranges and places primary market debt for clients and provides secondary market liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities.

Central Division is an incubator for various non-division-specific,early-stage or cross-divisional initiatives. This currently includes Environmental Financial Products, US-based Credit Trading, Emerging Markets and the management of joint ventures and alliances.

Volatility in foreign exchange markets
AUD —— Opening price ⊣ Closing price ⊢



0.90
0.85
0.80
0.75
0.70
0.65
0.60
Sep 2008
Oct 2008
Nov 2008
Dec 2008
Jan 2009

15 September

Lehman Brothers files for Chapter 11 bankruptcy protection in the US

8 October

The US Federal Reserve along with the central banks of Europe, England, Canada, Sweden and Switzerland make a co-ordinated emergency interest rate cut of half a percentage point. The US Federal Reserve cuts its base lending rate to 1.5 per cent, the European Central Bank to 3.75 per cent and the Bank of England to 4.5 per cent

27 October

AUD hits a low of 0.6007 against the US dollar

16 December

The US Federal Reserve cuts the Fed Funds rate by a further 75 basis points

Macquarie's Foreign Exchange Division provides 24-hour interbank price-making services in all currency pairs, offering risk management services across all currencies and tailor-made products to companies and institutions in Australia and globally.

Coupled with wider spreads brought about by the global financial turmoil, the increased turnover ensured a record year of profit and growth for the Foreign Exchange Division.

Macquarie Securities Group

Macquarie Securities Group (MSG) contributed $A275 million to Macquarie's total profit for the year to 31 March 2009. This was a decrease of 77 per cent on the prior year, primarily due to challenging equity market conditions.

MSG was formed in April 2008 by merging the operating activities of the Equity Markets Group (excluding the Fund Products Division) and Macquarie Capital Securities. Combining these two businesses has enabled MSG to provide a broad suite of products to a large client base and build a global institutional securities platform.

The **Cash Division** result fell 53 per cent compared with the prior year. A decline in equity market values, the de-leveraging of certain market participants and a flight of investors from equities resulted in significantly lower equity market volumes when compared with the prior year. As a result, secondary market commissions declined in Australia and Asia, generally in line with market volumes. Commissions from the recently acquired Canadian business and South Africa increased. The Europe and US greenfield build-outs continued ahead of plan with both businesses showing good growth in commissions albeit off a low base.



In 2008 MSG grew its greenfields equities businesses in the US and Europe. Pictured above is the London Stock Exchange and right New York Stock Exchange.

MSG now has 78 people covering approximately 250 stocks in the US and 48 people covering approximately 100 stocks in Europe. Both businesses are targeting approximately 80 people in London and New York and continue to consider potential acquisitions.

The **Delta 1 Division** profit fell 74 per cent on the prior year. The arbitrage trading result declined slightly on the prior year as the business was able to profit from continued volatility and dislocation in global equity markets. Hedge fund de-leveraging, redemptions and regulatory changes to short selling resulted in a substantial decline in demand for the Synthetic Products business. The result for the Structured Equity Finance business was significantly down as a result of lower volumes.

The **Derivatives Division** made a loss due to substantially lower demand for listed/structured products and unprecedented volatility during the second half of the year which resulted in some trading losses.

Outlook

Conditions in global equity markets are expected to remain challenging during the year ahead. The US and European greenfield businesses are expected to complete their build-outs this year. MSG will continue to consider potential acquisitions in each region. The Delta 1 Division will seek to expand arbitrage trading and products into other markets and build out its synthetic products platform. The Derivatives Division expects listed/structured product volumes to remain low and trading conditions to remain difficult. The business will pursue new opportunities including the development of an Indian derivatives business, growing the derivatives business in South Africa and providing the global institutional derivatives platform to clients.

About Macquarie Securities Group

The **Cash Division** operates as a full-service institutional cash equities broker in the Asia-Pacific region. In the rest of the world it operates as a specialised institutional cash equities broker. It provides Equity Capital Markets products and services through a joint venture with Macquarie Capital Advisers.

The **Delta 1 Division** combines the Group's equity finance, arbitrage trading and synthetic product businesses. The division services institutional and hedge fund clients across a range of markets through a variety of products and services including securities borrowing and lending and access products.

The **Derivatives Division** offers equity-linked investments, trading products and risk management services to wholesale and retail clients in Australia, Asia, Europe and the US.


American Stock Exchange

Banking and Financial Services Group

The Macquarie Pastoral fund acquired eight new properties during the year, significantly expanding its foothold in New South Wales. Macquarie Pastoral's funds under management increased by 256 per cent to $A434 million on the prior year.

During the year, BFS established a partnership with financial planning group WHK, within which the two groups will work together to share resources and expertise to grow their businesses.

BFS also launched a premium platform service in the UK to support professional financial planners to provide services to their clients.

Private Wealth offices were opened in Singapore and Hong Kong to provide a base from which Macquarie Private Wealth will expand in the broader Asian region. This will complement distribution of financial services and products through the Group's joint venture with Indian company Religare.

BFS has continued to pursue appropriate acquisition opportunities and strategic partnerships.

Based on market share and trading volumes (in terms of consideration traded – IRESS) Macquarie Private Wealth again held the number one position for a full-service retail stockbroking business. Adviser numbers remained steady.

"The reason we chose the Macquarie CMT is that it offers functionality not provided elsewhere."

Andrew Rocks, Director of financial planning practice Announcer

Banking and Financial Services Group's (BFS) contribution to Macquarie's total profit for the year to 31 March 2009 declined 142 per cent on the prior year as a result of one-off costs and provisions during the year. Despite this, most businesses within BFS performed well. Retail deposits grew strongly, up 103 per cent on the prior year and there were strong inflows into the life insurance suite of products.

As a result of continued challenging credit markets BFS sold the majority of its margin lending book in January 2009.

Cash was a major focus for the Group in 2009. BFS product developers provided tailored cash solutions to meet the needs of clients in a volatile market and launched the Cash Management Account and cash internet product, Cash XL. Combined with competitive rates on a range of term deposit products, this resulted in the retail cash deposits growing from $A6.6 billion to $A13.4 billion during 2009.

New businesses performed well. Macquarie Life inforce risk insurance premiums grew by 170 per cent over the prior year. Macquarie Life launched SUMO, a first of its kind product offering insurance for ultra-high net worth individuals, and Mortgage Guard, an insurance product for mortgages, which added to its growing suite of risk products.

Macquarie Wrap client numbers grew by 5.3 per cent to 71,034 and the platform recorded the industry's highest inflows during the 2008 calendar year by ratings agency Plan for Life, maintaining its record as one of Australia's fastest growing platforms.

Macquarie Relationship Banking launched a number of adjacent businesses including payWave, a contactless technology for credit cards that eliminates the need for a signature, and a credit card merchant service. It also expanded its Premium Funding business, to further enhance services to small business clients.

Outlook

BFS will continue to focus on risk management to minimise the potential negative impact of continued volatile credit and equity markets. International growth will remain a priority for BFS with the UK and Asia currently being the main regions where the BFS wealth management model can be adapted to add genuine value for local clients and potentially attract higher client numbers.

Cash will continue to be a priority focus for BFS in the 2010 financial year while the current volatile equity market conditions continue.

BFS remains open to appropriate acquisition and partnership opportunities which could provide increased distribution of Macquarie products and services in both the Australian and international retail financial services markets.

About Banking and Financial Services Group

BFS is the primary relationship manager for Macquarie's retail client base. The Group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end client.

Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products, including retail superannuation, investment lending, Macquarie Life insurance, Coin Financial Planning Software and outsourced paraplanning and mortgages.

Macquarie Direct provides a range of consumer and financial products for non-advised clients in Australia. This includes Macquarie credit cards, self-directed stockbroking through an online trading platform and cash products. The division manages a full range of credit card offerings, ranging from low-rate, low-fee cards through to premium cards.

Macquarie Global Investments provides the Group with product development capabilities for retail and wholesale investors globally. It has responsibility for the Group's ownership of New Zealand fund manager Brook Asset Management, the Macquarie Pastoral Fund and the management of the Macquarie Professional Series.

Macquarie Private Wealth maintains direct relationships with over 250,000 high-net worth clients offering a diverse range of services including full-service broking, strategic financial planning, executive wealth management, private banking and private portfolio management. The stockbroking business is Australia's leading full-service retail stockbroker by market share and trading volumes.

Macquarie Relationship Banking provides innovative banking services to successful small to medium-sized businesses, professionals and high-net worth individuals in Australia, Canada and the UK. Banking services include finance for business growth, business and property acquisition and succession planning.

Macquarie International Wealth Management is responsible for expanding the Group's wealth management business into new international markets.

Launched in 1980, the Macquarie Cash Management Trust (CMT) was Australia's first CMT. The recently launched Macquarie Cash Management Account is backed by the Government guarantee.


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FORWARD thinking

Photography Andy Stevens

Macquarie Funds Group

Macquarie Funds Group's (MFG) contribution to Macquarie's total profit for the year to 31 March 2009 was $A45 million, substantially down on the strong result in the prior year, which included the profit from the sale of the Macquarie-IMM joint venture in Korea.

MFG was established during the year by combining the funds management and funds-based structured investment businesses from the Macquarie Capital Products Division, Equity Markets Group and Funds Management Group. This has established a platform of strong risk management across a full product suite with global distribution capabilities.

Assets under management (AUM) were down six per cent to $A44.6 billion excluding the impact of $A5.1 billion AUM from MFG's acquisition of the remaining shares in Allegiance Investment Management in January 2009. The decrease in AUM was the result of market falls and outflows from hedge funds and Asian retail investors, which was partially offset by inflows from Australian investors.

The fall in net profit was greater than the fall in AUM due to fund redemptions from higher margin products, lower performance fees, the impact of market movements on seed investments and the relatively fixed cost nature of the business. The Investment Solutions and Distribution Division has continued to generate revenue through the in-force retail loan books on its capital protected products.

The successful integration of Four Corners Capital Management and Allegiance Investment Management has expanded MFG's fixed income investment expertise in US senior loans, US treasury securities, agencies, mortgages and US investment grade credit treasuries and residential mortgage-backed securities and established a

"Lonsec has rated the Macquarie Income Opportunities Fund Highly Recommended, indicating that Lonsec has a high conviction that the fund can achieve its objectives and outperform peers over an appropriate investment timeframe."

Australian stockbroking and research house Lonsec

global operating base across Australia, the UK and the US.

A number of initiatives and milestones were reached during the year. These include:

- strong relative fund outperformance in key sectors – credit, global REITs and quantitative equities
- the Future Fund recognised MFG's fixed income and credit expertise by awarding a debt securities mandate to the Group
- the establishment of in-house global REIT manufacturing capability
- the achievement of over $A1 billion in positive net flows in Australian equities for the 2009 financial year
- the launch of a second Clean Technology Fund on foundation of previously raising over $A200 million for sourcing clean technology investments including alternative fuel sources

- growing AUM in the UK OIEC including infrastructure securities and REITs
- expanding a dedicated agricultural business in Australia to capitalise on reduced competition in the market place
- launching an affiliated energy asset management joint venture in Korea with Samchully Co., Ltd.

Outlook

The Group expects the 2010 financial year to include more investment in systems and resources to continue to build a world-class funds management business. Market conditions remain challenging due to ongoing market volatility. Some early signs of recovery in investor sentiment have been evident recently as institutional investors seek opportunities from mispriced assets, especially in credit markets. The current strong relative investment performance across various products will enable organic growth as investor sentiment improves. Further cost efficiencies will result from the integration of the three businesses. MFG will continue to use Macquarie's strong capital position to seek global scale through acquisitions in this cycle.

About Macquarie Funds Group

Asset Management manufactures and distributes funds across a broad spectrum of listed securities, including equities, infrastructure securities and REITs. MFG's asset management capabilities also cover the full range of global fixed income, credit and cash securities including specialised offerings in commodities and private equity and hedge fund of funds. The Incubation team focuses on identifying, recruiting and seeding exceptional investment talent to create new hedge funds, long only funds and structured funds.

Investment Solutions and Distribution specialises in providing a range of market-leading investment solutions to clients. The division structures and distributes MFG products independently and through joint ventures globally. It has distribution capabilities and offices in Australia, Europe, Asia and North America.

Affiliated Managers pursues strategic acquisitions and acquires controlling stakes in high-quality specialised asset managers. In the current environment, the business is evaluating acquisitions that will globalise the footprint of Macquarie's securities asset management activities.

Operations is responsible for the accounting and administration of all of the Group's client records and funds. This includes providing client reporting, investment accounting, loan administration and unit registry services across a broad range of assets globally. Leveraging from this expertise, MFG acts as a responsible entity to fund managers who are looking to offer managed funds to the Australian market.

Risk Management includes risk management, legal and compliance services. It provides independent oversight and risk control over the managed funds, client portfolios, and MFG's portfolio of seed investments. The division employs a variety of techniques to monitor and manage risk, including traditional limit monitoring as well as value at risk and scenario testing.

MFG, with over 25 years in asset management, is a full-service fund manager, offering a diverse range of products including managed funds, funds-based structured products, hedge funds and fund of funds.

Macquarie Income Opportunities Fund has adopted a very conservative investment approach, starting with thorough research. The MFG Credit team has been able to sustain returns to investors from what is widely considered one of the cheapest asset classes.

Macquarie and competitor income funds



Macquarie Income Opportunities Fund
Competitor A
Competitor B
Competitor C
120
100
80
60
40
Source: Mercer – Past performance is not an indication of future performance; 100 base at May 07
Mar 2007
May 2007
Jul 2007
Sep 2007
Nov 2007
Jan 2008
Mar 2008
May 2008
Jul 2008
Sep 2008
Nov 2008
Jan 2009
Mar 2009

Operating divisions

Corporate and Asset Finance Division

Corporate and Asset Finance (CAF) was formed as a result of the separation of Macquarie Capital Finance from Macquarie Capital in September 2008.

It provides innovative and traditional capital, finance and related services to clients operating in selected international markets specialising in leasing and asset finance, offering tailored debt and finance solutions and asset remarketing, sourcing and trading.

CAF's contribution was down on the prior year largely as a result of provisioning for potential credit losses and asset impairment. The strong result in the previous year was supported by the trading and remarketing of ex-lease and used assets. Global economic conditions reduced trading opportunities during 2009.

The underlying result was supported by high quality lease receivables held by CAF or securitised through third-party financiers. In the equipment and vehicle leasing business units there were slightly higher than historic default and loss rates, offset by higher margins and reduced competition. These business units continue to review and, where appropriate, tighten financing and lending guidelines.

The CIT Systems Leasing acquisition was successfully integrated into the existing equipment leasing business. It has outperformed expectations despite tough economic conditions in the US, providing this business unit with a strong platform in the US.

Outlook

CAF expects increased activity next year although this will depend on global economic conditions. A key to the resilience of CAF's profit has been the diversification of financed asset classes and geography. CAF will seek to capitalise on acquisition opportunities arising from the sale of assets or businesses by providing further scope to diversify and expand.

Real Estate Banking Division

During the year the majority of the Real Estate Group was merged with Macquarie Capital to create an integrated real estate platform, in order to maximise domestic and international real estate growth opportunities (including funds management and advisory activities) and to leverage expertise from all Macquarie Capital industry and product teams. The remaining businesses form a new division called the Real Estate Banking Division (REB).

REB is a diverse, international business focused on managing balance sheet positions across a number of locations and products. Its global expertise encompasses listed and unlisted real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing with businesses located in Australia, Asia, North America, the UK and Africa.

The division result for the year was a loss of $A356 million which is an increased loss of 174 per cent on the prior year. This was largely driven by realised losses on sale of investments and recognition of asset impairment losses.

Assets under management increased by nine per cent during the financial year 2009 to $A14.8 billion from $A13.6 billion. This was largely due to asset acquisitions in Singapore, Japan, Poland and France, foreign currency movements, offset by the disposal of investments in Australia, Asia, and the US.

During the period the division has focused on strategies to increase asset realisations, sales from development projects, refinancing of near-term debt maturities and other capital management initiatives aimed at strengthening the balance sheet.

Due to challenging market conditions, provisions have been made against specific REIT holdings, developments and development financing facilities.

Outlook

The continued dislocation in credit markets makes the short-term outlook for the real estate sector challenging and this will continue in the near-term. It is expected that there will be further price and rent falls in commercial real estate in the 2009 calendar year. However, there have recently been positive signs of recovery in the Australian residential market, buoyed by fiscal stimulus, particularly for first home buyers.

Other groups and divisions

The **Corporate Affairs Group (CAG)** provides essential and professional services across all areas of Macquarie. There are eight divisions in CAG which work together to provide seamless multi-disciplinary support infrastructure tailored to business requirements, while maintaining appropriate levels of risk management, compliance and corporate governance.

The **Finance Division** supports Macquarie's operating groups by providing financial control, financial and capital management, management reporting and budgeting and divisional accounting services. The division is structured along business lines with a dedicated team co-located with, and providing support to, each operating area. In addition, there are central functions such as Group Finance and Global Financial Services that provide services across the whole of Macquarie.

Global Financial Services has been formed to create a more efficient and scaleable operating model for the service delivery of the division.

The **Settlements Division** is structured to provide independent specialist verification, confirmation and settlement facilities for a variety of products and currencies for many of Macquarie's businesses globally. The division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

During the past year, the division recruited key individuals to further improve operational strength and accommodate growth in offshore locations. The division invested in infrastructure to meet the demands of changing legislation and market regulations.

The **Business Improvement and Strategy Division** offers strategic advice and expertise to all Macquarie and related entities. The division helps businesses to deliver programs for business unit growth and operational effectiveness. It is also responsible for facilitating Macquarie's annual corporate strategy process.

The division's services and expertise can be broadly categorised into five main functional areas: revenue growth, operational efficiency, organisational design, acquisition support and strategic development. During the year, the division assisted with over 60 projects across Macquarie.

The **Taxation Division** provides taxation support to all areas of Macquarie, managing relationships with revenue authorities worldwide and compliance with taxation legislation, with presence in all four regions.

The division comprises four teams:

- Corporate Tax Advisory and Consulting provides income tax technical support across Macquarie
- Employment Taxes and HR Advisory ensures Macquarie is compliant with employer tax obligations as well as advising on employee-related tax issues
- Transaction Taxes Advisory and Compliance is responsible for GST/VAT and stamp duty support across Macquarie
- Tax Accounting and Compliance manages the tax accounting and compliance function and oversees the booking and reconciliation of tax balances in the general ledger.

Group Treasury is responsible for the funding, liquidity and interest rate risk management of Macquarie's balance sheet. In addition, Group Treasury manages the Group's liquid asset portfolio and is responsible for managing rating agency and banking relationships.

Distinct and separate funding programs for Macquarie Group Limited and Macquarie Bank Limited are maintained by Group Treasury in order to provide access to global funding markets. Macquarie Bank Limited's funding programs were expanded during the year to incorporate government guaranteed issuance.

During the year Group Treasury raised approximately $A21.5 billion of term funding through government guaranteed issuance and term securitisations.

Group Treasury has staff based in Sydney, London and Toronto.

The **Company Secretarial and Investor Relations Division** provides company services to Macquarie and its subsidiary companies and oversees Macquarie's communications with its shareholders, debt investors and rating agencies. Company Secretarial services include the provision of corporate secretarial services to the Macquarie group of companies, Macquarie-wide governance advice and oversight of employee equity schemes, Macquarie's share registry and professional risk insurances. The Investor Relations team actively engages with the investment community. This engagement includes ongoing communication with equity and debt investors and rating agencies with the aim of maximising the markets' understanding of Macquarie and Macquarie's understanding of key stakeholders' expectations.

Other groups and divisions continued

The **Business Services Division** has responsibility for the strategic direction, implementation and ongoing management of corporate real estate, physical risks and corporate services. The division comprises:

- Corporate Real Estate which has responsibility for long-term space planning and strategy, portfolio management, leasing transaction management, design services, project management, engineering and building management expertise
- Corporate Risk which provides the delivery of strategic oversight and effective management of physical risks
- Corporate Services which has responsibility for optimising strategic supplier relationships and the delivery of operational support to Macquarie.

The primary focus during the year was to ensure business operations were managed within a controlled risk framework. In Australia, key projects included the establishment of a new office in Shelley Street, Sydney, which achieved a six-star 'Green Star' design rating. International projects included the relocation of the Hong Kong office as well as rationalising offices in New York.

The **Human Resources Division** works closely with operating groups to provide operational and consulting services globally. A key focus for the year was the provision of support to Macquarie's operating groups for the integration of acquired organisations and internal business restructures. There was a continued focus on generating process and system efficiencies and this has been demonstrated through the implementation of employee self-service applications across regions and the consolidation of third-party payroll and benefit providers. A global approach to graduate recruitment has resulted in the development and launch of a graduate careers microsite which provides comprehensive and interactive content for graduates (regardless of geographic location) and decreases reliance on the production and distribution of paper-based information.

The **Corporate Communications Division** is responsible for protecting and enhancing Macquarie's brand and reputation. The division oversees Macquarie's activities in:

- media relations
- government relations
- community relations
- brand and marketing
- internal communications
- e-commerce
- reputation and brand protection
- Macquarie Group Foundation
- Macquarie Sports
- Sustainability and Environment Office.

The Corporate Communications Division is represented in Macquarie's offices in Sydney, Canberra, London, New York, Hong Kong, Singapore and Seoul.

The **Information Technology Group (ITG)** is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services. It incorporates aligned teams which provide dedicated and specialist services to businesses as well as central teams which provide shared services, such as infrastructure, to multiple businesses. The business-aligned teams are often co-located with the business.

During the year, ITG opened an offshore centre in the Philippines that provides additional around-the-clock support for Macquarie's information technology systems. The business-aligned teams implemented a number of significant applications including:

- the first phase of a global cash management system replacement, which delivered a new application platform for managing loans, deposits, funding and payments
- a leading technology retail payments platform which integrated systems from several global providers. It included the contactless payments capability that was launched at the Sydney Cricket Ground.

ITG also supported the integration of organisations, including CIT Systems Leasing, Allegiance Investment Management, Four Corners Capital Management, Constellation Energy's natural gas trading operation and Globalis Asset Managers into Macquarie as well as the restructure of some internal groups within Macquarie.

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions include Credit, Prudential, Capital and Markets, Market Risk, Operational Risk and Compliance. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full risk management report is contained in the 2009 Annual Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. It ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by Data Policy, which ensures consistent data standards across Macquarie's businesses so that accurate and reliable information is available for risk management and reporting.

Prudential, Capital and Markets (PCM) is responsible for ensuring that Macquarie discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and maintaining a constructive relationship with the regulator. PCM also ensures that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk and provides prudential oversight over liquidity risk management.

Market Risk constrains the risk of losses on the trading portfolio that may arise from adverse movements in market prices and volatility. It both develops and monitors the framework that constrains these risks.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk. It is also responsible for Macquarie's operational risk capital measurement methodology.

Compliance assesses legal, regulatory and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The **Quantitative Applications Division** (QAD) is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems and presents courses internationally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and the effectiveness of Macquarie's financial and risk management framework.

The past year has been challenging. RMG has reviewed Macquarie's risk management framework in light of the recent market turbulence and implemented appropriate enhancements. Overall, Macquarie is confident the framework remains appropriate.

Macquarie's risk management approach is based on examining the consequences of worst case outcomes and determining whether risks can be tolerated. It is adopted for all material risk types and is often achieved by stress testing. This approach has been tested recently and the shocks observed in the markets were generally within Macquarie's stress scenarios, resulting in very few worst case loss scenarios being exceeded.

Additionally, Macquarie's risk appetite test is designed to ensure that in a prolonged and severe downturn, losses will be covered by earnings and surplus capital. In the 2009 financial year, the majority of the provisions made by Macquarie represented unrealised write-downs in the value of Macquarie's funds management assets and other co-investments. These investments were made as part of a calculated business strategy to align the interests of Macquarie, as the manager of funds, with the interests of investors in the funds. At the time the investments were made, potential severe downturn impacts were assessed. The write-downs taken fell within the bounds suggested by this analysis and were able to be absorbed within Macquarie's earnings.

Macquarie Group Foundation

"I think that this is one of the most wonderful opportunities for students that I have ever been privileged to see and take part in. The Big Buddy program provides invaluable support to the school literacy program and much more."
John Quinn, Plunkett Street, Public School, Woolloomooloo, Sydney

In the year to 31 March 2009 the Macquarie Group Foundation (the Foundation) maintained its strong level of giving and contributed in excess of $A25 million to more than 900 community organisations globally. In addition, Macquarie staff raised a record $A7.7 million representing an increase of 35 per cent on the previous year.

The Foundation worked closely with Macquarie staff in various ways to promote giving and support for their local communities. As volunteers, fundraisers and pro bono service providers Macquarie staff significantly enhanced Macquarie's global community effort.

Initiatives included the Macquarie Graduate Volunteer Network (GVN), championed by Macquarie graduates undertaking activities for not-for-profit organisations. Launched in 2005, the GVN has supported the Spastic Centre of NSW, Mission Australia and others. In Hong Kong, the GVN has raised funds for the Haven of Hope Christian Service and the Sunnyside School in Tseung Kwan.

Macquarie LEADS (**L**earning, **E**ducation, **A**dvancement, **D**evelopment **S**upport), a global program spearheaded by more than 500 Macquarie staff, helps young people learn and recognise the value of education. Macquarie LEADS programs include:



Graduates in the Hong Kong office have designed and completed a colourful mural for a children's hospice through the GVN. The GVN offers opportunities for graduate staff to meet colleagues, network across the organisation, raise funds and volunteer in their local communities. The Hong Kong GVN was awarded the 2008 Macquarie Staff Community – Team Award for its fundraising and volunteering efforts for several community organisations.



At clubs across Sydney, Macquarie staff member and former Sydney Kings captain Jason Smith conducts basketball clinics for young people. The Macquarie Sports clinics are part of a sports leadership program that aims to teach leadership, teamwork and goal-setting as well as improve basketball skills.

- **Big Buddy Reading** where over 300 Macquarie staff in Sydney, Melbourne, Hong Kong and London provide mentorship and one-on-one reading to primary-age children with reading difficulties
- **The Hackney School's Mentoring Program** where staff in London mentor 47 young people on work-related activities and career counselling.
- **Mentoring program** in New York where senior staff participate in a range of activities incorporating a month's work experience for first generation junior college students
- **The Real Apprentice Scheme** which provides training for young people from East London.

A new program, Macquarie CoRe (**Co**mmunity **Re**sourcing) in London helps co-ordinates staff resourcing of community organisations. CoRe ensures staff volunteers work in clusters so community organisations can access all the required skills (including HR, IT, administration and business planning).

Each year the Macquarie Staff Community Awards program recognises staff for their community and fundraising efforts. In 2008, 12 individuals and two teams were recognised for their outstanding community work with organisations as diverse as UNICEF, the Juvenile Diabetes Research Foundation, American Cancer Society, Japanese Association for Refugees and Animal Rescue Korea.

The Foundation is a recognised leader in corporate philanthropy. Together with Mission Australia, The Centre for Social Impact and Social Ventures Australia, the Foundation hosted the third Social Innovation Summit in NSW. Summit recommendations were shared with the Australian Government for consideration as part of its 'social inclusion' agenda.

The Foundation pledged $A2 million over 10 years to the establishment of the Macquarie Group Foundation Chair, Centre for Social Impact (CSI), at the University of New South Wales. The Foundation's investment in CSI will enable the Centre to promote socially responsible business management, engage with government on public policy and build the capacity of not-for-profit organisations. Macquarie staff are members of the CSI's board and advisory council.

Each year, more than 20,000 children participate in Macquarie Sports-run clinics across the country in netball, cricket, basketball, rugby league, rugby union and Australian Rules Football. Supported by the Foundation and Macquarie businesses, Macquarie Sports works closely with Australian sports representatives to bring the clinics to life through coaching and presentations.

More than 300 Macquarie staff in Sydney, Melbourne, Hong Kong and London provide one-to-one reading and mentoring to disadvantaged primary-age school children through the weekly Big Buddy program. These inner-city school children also have the opportunity to visit Macquarie offices.



Photography Anthony Geernaert

Sustainability and environment

Identifying opportunities

Macquarie has invested in a range of climate change businesses and continues to actively pursue opportunities in the sector. Macquarie businesses are currently:

- investing in excess of $A3 billion in renewable and clean energy projects, including wind, solar, landfill gas, hydro and biomass projects. The portfolio is currently 1116MW with a further 2500MW under development
- developing environmental markets through Envex and operating in the voluntary carbon market through Climate Friendly™
- supporting emissions reduction projects through direct equity investment, debt, technology financing, equipment leasing and structured derivatives
- investing in land-based carbon sequestration, including jointly developing projects with conservation organisation Fauna & Flora International to avoid deforestation of tropical rainforests
- actively trading in the European Emissions Trading Scheme and enabling clients to manage their compliance obligations under future emission trading schemes in other jurisdictions
- supplying and trading emissions credits internationally under the Kyoto Protocol flexibility mechanisms
- adapting existing services and developing new products to meet client needs.

[5] This corporate commitment relates to annual direct emissions (Scope 1) and energy consumption emissions (Scope 2) from Macquarie's corporate offices as well as corporate air travel (Scope 3). Scopes are defined with reference to the Greenhouse Gas Protocol. Reductions will be measured against internal emissions data from the 2008 calendar year. This data along with our purchase of offsets will be subject to independent assurance. Offsets will be sourced from projects with international Gold Standard and Voluntary Carbon Standard accreditation.

Climate change has been a key focus throughout the year with investments in renewable and clean energy projects, increasing activity in environmental markets and a corporate commitment to becoming carbon neutral by December 2010.

Macquarie and climate change

Macquarie's approach to climate change is built on:

- assessing and managing its own carbon footprint
- identifying opportunities for investment and trading
- managing the risks arising from climate change and future carbon constraints.

Our carbon footprint

Macquarie is aiming to neutralise carbon emissions from its global offices and corporate air travel by December 2010[5] by:

- implementing a system to track emissions and resource consumption data across our offices for verification and disclosure
- reducing energy emissions by 10 per cent per full-time employee through increasing energy-efficiency measures, sourcing renewable energy where appropriate and setting performance targets for the selection and management of premises
- improving use of alternatives to corporate air travel such as video conferencing
- offsetting remaining emissions with high-quality carbon credits.

Managing climate change risks

Consistent with our strong risk management focus, climate change and future carbon constraints are considered within the existing risk management framework:

- all Macquarie businesses are responsible for addressing environmental risks including climate change
- businesses are responsible for considering greenhouse and energy management during due diligence for new businesses or products
- providing clients and staff with research and information about the economic, policy and business impacts of climate change
- using our expertise in global carbon markets to provide clients with emissions risk management products.

Continuous improvement

Macquarie will continue to seek out business opportunities associated with climate change mitigation and adaptation in the transition to a low-carbon economy. We will also continue to focus on the impact of our corporate operations including:

- implementing our environmental management plan
- engaging with our contractors and suppliers on sustainable procurement
- ensuring new premises are designed and constructed in accordance with green building standards.

As a signatory to the Carbon Disclosure Project, we will continue to communicate our climate change activities to investors and the community through the annual reporting process.

Case study: Envex

In May 2008, Macquarie Capital and Financial and Energy Exchange (FEX) formed the joint venture company Envex to establish a carbon exchange, helping to establish Australia as a regional carbon trading hub.

Envex and FEX have developed an over-the-counter (OTC) marketplace with spot and forward contracts trading for all major products currently available in Australia. Envex will list a range of futures contracts on FEX's derivative exchange including renewable energy, Kyoto instruments, weather derivatives and Australian emission units under the forthcoming Australian emissions trading scheme. Through Envex, corporations can prepare for the Australian emissions trading scheme by buying and selling environmental instruments on FEX's OTC and exchange infrastructure.

Climate Exchange plc has since taken a 25 per cent stake in Envex. Climate Exchange plc, the owner of the European and Chicago Climate Exchanges, is the largest global provider of exchange traded environmental products. This relationship with Climate Exchange plc provides Envex with a link into the developing global carbon market.

Case study: One Shelley Street

Macquarie's new Sydney premises, One Shelley Street is one of three buildings in Sydney to receive a six star Green Star office design rating from the Green Building Council of Australia. The building features:

- energy monitoring and energy efficient equipment to reduce running costs
- office lighting control (individually addressed lights)
- waste management and recycling programs
- passive chilled-beam air conditioning
- sustainable (re-used) timber floors
- internal tenancy stair connecting floors up to level seven to reduce lift use
- dimming capability of perimeter lighting to take maximum advantage of natural daylight
- two mode escalators (reduced energy mode when not carrying people).

Macquarie's new Sydney premises, One Shelley Street, pictured below, received a six star Green Star environmental rating from the Green Building Council of Australia.



Photography Eric Sierins

Approach to Corporate Governance

Macquarie's governance approach aims to achieve superior financial performance and long-term prosperity while meeting stakeholders' expectations of sound corporate governance practices by proactively determining and adopting the most appropriate corporate governance arrangements.

Macquarie's governance approach delivers these outcomes through:

- reviewing developments in corporate governance
- taking into account corporate governance obligations
- developing a sound corporate governance framework supported by related processes and corresponding practices
- monitoring the operation of the corporate governance framework and processes.

Reviewing developments in corporate governance

Macquarie actively reviews Australian and international developments in corporate governance, and considers the views of shareholders, regulators and other stakeholders. The Board adopts those arrangements which it considers are in the best interests of Macquarie and its shareholders, consistent with Macquarie's responsibilities to other stakeholders.

Corporate Governance Framework


Macquarie Board
Board Audit and Compliance Committee
– Financial reporting, Compliance and Internal Audit
Board Corporate Governance Committee
– Corporate Governance Framework
Board Risk Committee
– Risk Management Framework and Risk Profile
Board Remuneration Committee
– Remuneration policies, practices and related disclosures
Board Nominating Committee
– Board and Board Committee membership
Macquarie Managing Director
Powers of the Macquarie Board within delegated limits for all matters except those reserved for the Board in its Charter
Macquarie Executive Committee and Operations Review Committee

Taking into account corporate governance obligations

Macquarie Group Limited is regulated by the Australian prudential regulator, Australian Prudential Regulatory Authority (APRA), as a non-operating holding company of a licensed Australian Bank, Macquarie Bank Limited (Macquarie Bank). It is also supervised by the Australian corporate regulator, Australian Securities and Investments Commission (ASIC), and is listed on the Australian Securities Exchange (ASX). A number of Macquarie's key operating subsidiaries are supervised by regulators in the overseas jurisdiction in which they operate. Macquarie's governance obligations include APRA's Governance Standard (*Authorised Deposit-taking Institutions Australian Prudential Standard 510*), the ASX Corporate Governance Council's Principles and Recommendations and related ASX Listing Rules and Australian corporate law requirements.

Developing a sound corporate governance framework

Macquarie's corporate governance arrangements have been developed to achieve its aim as stated above. Six of the Board's nine members are Independent Directors, and all Board Committees are composed of a majority of Independent Directors. The Board, with the assistance of the Corporate Governance, Audit and Compliance, Remuneration, and Risk Committees, determines the most appropriate corporate governance arrangements for Macquarie which allow our people the flexibility, within risk limits, to continue to adapt business to changing markets.

In addition to requiring all Macquarie's business to be conducted in accordance with applicable laws and operations in the jurisdictions in which Macquarie operates, and in a way that enhances its reputation in those markets, Macquarie's Voting Directors and staff are required to maintain high ethical standards of conduct, consistent with the following goals and values to which Macquarie aspires:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment for our people
- Teamwork
- Highest standards.

Monitoring the operation of the corporate governance framework

The Board Corporate Governance Committee assists the Board in monitoring the effectiveness of the Corporate Governance Framework. Each of the Board Committees assists the Board in monitoring the operation of key corporate governance processes.

Macquarie's corporate governance statement, set out in full in Macquarie's 2009 Annual Report, reports on the extent to which Macquarie has followed the ASX Corporate Governance Council's Principles and Recommendations.

A checklist summarising Macquarie's compliance with the ASX Recommendations and copies of key corporate governance practices are available at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm

The membership of the Macquarie Board and each Board committee is outlined in the table below.

	Committee Membership				
Board Membership	**Audit and Compliance**	**Corporate Governance**	**Nominating**	**Remuneration**	**Risk**
Non-Executive (Non-Independent) Directors					
David Clarke AO*			Chairman	Member	Chairman
Executive Voting Directors					
Nicholas Moore					Member
Laurie Cox AO					Member
Independent Directors					
Peter Kirby	Member	Member			Member
Catherine Livingstone AO	Chairman		Member		Member
Kevin McCann AM**	Member	Chairman			Member
John Niland AC		Member		Member	Member
Helen Nugent AO			Member	Chairman	Member
Peter Warne***	Member			Member	Member

* Due to illness, Mr Clarke sought and was granted leave of absence from 27 November 2008

** Mr McCann was appointed Acting Chairman of the Board and the Board Nominating Committee and member of the Remuneration Committee on 27 November 2008 and has served in this capacity since this time

*** Mr Warne was appointed Acting Chairman of the Board Risk Committee on 27 November 2008 and has served in this capacity since this time

Remuneration approach

Executive summary

Macquarie's remuneration framework drives superior shareholder returns over the long-term by aligning the short and long-term interests of staff and shareholders, and by attracting and retaining high quality people. This approach, and its consistency over time, has contributed to Macquarie's growth in earnings, return on equity and resilience relative to peers in current market conditions.

Over previous years, this has led to strong shareholder returns. This year, the global financial crisis resulted in a disappointing deterioration in financial performance for shareholders. While Macquarie Group Limited (Macquarie) outperformed peers to report a profit for the year, overall performance declined on prior years. Overall at risk remuneration declined accordingly.

The Macquarie Board (the Board) considers that Macquarie's remuneration approach helped drive outperformance in a difficult period. Long-term profit performance, return on equity and total shareholder return compared favourably with peers during a period in which several international investment banks and global financial institutions failed or reported significant losses.

The global financial crisis has resulted in remuneration practices, particularly in the financial services industry, coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community. Macquarie's existing remuneration practices measure up well against the changes generally recommended by these groups. Nonetheless, Macquarie proposes to adapt its remuneration approach consistent with emerging global trends.

In March, the Board announced changes to Macquarie's remuneration arrangements, subject to shareholder approval at the July 2009 Annual General Meeting (AGM). The proposed changes reflect global remuneration and regulatory trends. The changes are also consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and factors including contribution to profit, use of capital, funding and risk. The proposals expand on changes to remuneration introduced in 2008. Those changes included an increase in the portion of performance-based profit share deferred and allocated as equity for Executive Committee members, including the Managing Director and Chief Executive Officer.

Specifically, the Board proposes:

- profit share paid out in cash reduces while the percentage of retained profit share increases
- for Executive Directors, retained profit share is fully invested in a combination of Macquarie fully paid ordinary shares (Macquarie ordinary shares) and Macquarie-managed fund equity
- the vesting and payout schedule for retained profit share changes
- a departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement and is subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out is lengthened
- transitional arrangements align the old and new schemes
- for other staff, retained profit share is delivered in Macquarie ordinary shares. There are no changes to the vesting or retention arrangements for these staff
- overall, new options granted are substantially reduced.

The foundation of Macquarie's remuneration structure will continue to emphasise performance-based remuneration, with an appropriate balance between short and longer-term incentives as well as risks. The proposed changes place an even greater emphasis on longer-term incentives. If adopted, the changes enhance the alignment of staff and shareholders' interests and Macquarie's ability to attract and retain high quality staff.

Fixed remuneration, in the form of base salary, is low relative to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2009, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 13 per cent of total remuneration. This is higher than the proportion in 2008 due to lower profit share allocation. The remaining 87 per cent of their remuneration was entirely at risk.

Performance-based remuneration is truly variable. Performance-based profit share is allocated to businesses and, in turn, to individuals based on performance. Performance is primarily assessed as relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; risk management; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management seek to ensure remuneration for staff in prudential roles (including the Chief Risk Officer) preserves the independence of the function and maintains Macquarie's robust risk management framework.

Outcomes of using net profit after tax (NPAT) and return on equity (ROE) as drivers of performance are that:

- for a given level of NPAT, other things being equal, total profit share is less if more capital is used to generate it
- for a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Remuneration approach continued

Profit share is delivered in ways that encourage a longer-term perspective, alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Currently, the Managing Director and Chief Executive Officer and other Executive Committee members have 20 per cent of each annual profit share allocation retained for 10 years, subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed fund equity. An additional 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) of profit share is invested in Macquarie ordinary shares and retained for three years. All Executive Directors are required to hold the deemed after-tax equivalent of 10 per cent of their profit share over the last five years, or 10 years in the case of Executive Committee members, in Macquarie ordinary shares (for Executive Committee members this is satisfied by the shares held under the Executive Committee Share Plan).

Under the proposed changes, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Director's annual gross profit share allocation will be withheld and will vest from years three to seven, subject to restrictions. Retained amounts will be fully invested in a combination of Macquarie ordinary shares and Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Fund securityholders' interests.

Options grants will be substantially reduced going forward. The Board considers retaining profit share and investing it in Macquarie ordinary shares to be the most effective way to deliver equity to staff in the current environment.

Executive Committee members are the only staff receiving options in 2009 and in the future. This addresses the issue of option dilution which has previously concerned some investors. Executive Committee options will continue to vest in three tranches after two, three and four years and may only be exercised if a challenging performance hurdle is met. The performance hurdle requires Macquarie's three year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX Index.

Macquarie prohibits staff from hedging:

- unvested options
- shares held to meet the minimum shareholding requirement
- shares held in the Executive Committee Share Acquisition Plan.

Hedging unvested retained profit share delivered in Macquarie ordinary shares will also be forbidden.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

Currently **on leaving Macquarie,** Executive Directors may receive their vested retained profit share (assuming there are no disqualifying events). Subject to regional variations, they may be entitled to other contractual or statutory payments, including notice, accrued service related benefits and/or pension or superannuation benefits. They may also exercise vested options for up to six months after termination. There are no other contractual termination entitlements.

In future, departing Executive Directors' unvested retained profit share will only be paid out in the case of genuine retirement, subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

The remuneration approach is managed via **strong governance structures and processes.** Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee (BRC) makes recommendations to the Non-Executive Directors
of the Board on key decisions that have not been delegated to the BRC.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

This overall approach to remuneration has contributed to strong shareholder returns over time.

Non-Executive remuneration

For a description of Non-Executive Director remuneration arrangements, including an explanation of the components of Non-Executive Director remuneration, refer to the Remuneration Report in the Macquarie Group 2009 Annual Report.

		Total compensation $A
D.S. Clarke[a]	**2009**	**600,083**
	2008	776,250
J.G. Allpass[b]	**2009**	**-**
	2008	104,945
M.R.G. Johnson[c]	**2009**	**-**
	2008	127,424
P.M. Kirby	**2009**	**271,000**
	2008	257,958
C.B. Livingstone	**2009**	**314,850**
	2008	331,600
H.K. McCann[d]	**2009**	**448,217**
	2008	309,575
J.R. Niland	**2009**	**266,000**
	2008	262,542
H.M. Nugent	**2009**	**296,000**
	2008	273,500
P.H. Warne[e]	**2009**	**284,150**
	2008	206,417
Total	**2009**	**2,480,300**
	2008	2,650,211

[a] Mr Clarke is currently on leave of absence (commenced on 27 November 2008)
[b] Mr Allpass retired from the Board of Directors on 19 July 2007
[c] Mr. Johnson retired from the Board of Directors on 19 July 2007
[d] Mr McCann is currently Acting Chairman in Mr Clarke's absence (since 27 November 2008)
[e] Mr Warne was appointed to the Board of Directors on 1 July 2007 and was appointed Acting Chairman of the Board Risk Committee in Mr Clarke's absence on 27 November 2008

Executive remuneration

For a description of executive remuneration arrangements, including an explanation of the components of Executive Director remuneration, refer to the Remuneration Report in the Macquarie Group 2009 Annual Report.

Remuneration approach continued

Name	Year	Fixed remuneration $A	Profit share available upfront $A	Retained profit share $A
Executive Directors				
L.G. Cox	**2009**	**396,567**	**228,289**	**57,072**
	2008	396,270	1,000,912	250,228
N.W. Moore	**2009**	**517,611**	**2,120,641**	**942,507**
	2008	517,573	18,726,921	5,350,549
Other Executives				
M. Carapiet	**2009**	**383,415**	**2,544,769**	**848,256**
	2008	383,387	13,189,505	3,768,430
A.J. Downe	**2009**	**479,269**	**3,958,530**	**1,319,510**
	2008	479,234	11,738,659	3,353,903
R. Laidlaw	**2009**	**310,695**	**1,374,645**	**458,215**
	2008	–	–	–
P.J. Maher	**2009**	**455,306**	**961,357**	**320,452**
	2008	455,273	3,297,376	942,107
N.R. Minogue	**2009**	**431,342**	**1,555,137**	**518,379**
	2008	431,311	3,462,245	989,213
W.R. Sheppard	**2009**	**517,611**	**282,752**	**94,251**
	2008	517,573	3,363,324	960,950
G.C. Ward	**2009**	**431,342**	**1,979,265**	**659,755**
	2008	431,311	3,528,193	1,008,055
S. Wikramanayake	**2009**	**310,695**	**687,322**	**229,107**
	2008	–	–	–
Former Executive Directors and Executives				
J.K. Burke	**2009**	**348,556**	**–**	**–**
	2008	383,387	12,200,292	3,485,798
A.E. Moss	**2009**	**100,748**	**1,515,978**	**–**
	2008	670,928	21,779,038	5,444,760
Total Compensation	**2009**	**4,683,157**	**17,208,685**	**5,447,504**
	2008	4,666,247	92,286,465	25,553,993

Profit share allocated to invest in Macquarie shares $A	Options over Macquarie shares $A	Total remuneration before notional investment earnings on prior year retained profit share $A	Notional investment earnings on prior year retained profit share $A	Total remuneration $A
–	**13,893**	**695,821**	**(200,085)**	**495,736**
–	85,394	1,732,804	(54,098)	1,678,706
1,649,387	**900,793**	**6,130,939**	**(5,840,183)**	**290,756**
2,675,274	1,676,580	28,946,897	(2,194,999)	26,751,898
848,256	**472,382**	**5,097,078**	**(3,873,197)**	**1,223,881**
1,884,215	1,371,250	20,596,787	(1,449,207)	19,147,580
1,319,510	**334,093**	**7,410,912**	**(3,698,929)**	**3,711,983**
1,676,951	801,132	18,049,879	(3,203,246)	14,846,633
458,215	**787,201**	**3,388,971**	**(1,145,138)**	**2,243,833**
–	–	–	–	–
320,452	**172,891**	**2,230,458**	**(887,238)**	**1,343,220**
471,054	300,718	5,466,528	(729,050)	4,737,478
518,379	**133,538**	**3,156,775**	**(1,100,155)**	**2,056,620**
494,606	370,303	5,747,678	(932,937)	4,814,741
94,251	**175,241**	**1,164,106**	**(1,842,620)**	**(678,514)**
480,475	488,419	5,810,741	(1,621,746)	4,188,995
659,755	**187,564**	**3,917,681**	**(794,746)**	**3,122,935**
504,028	320,316	5,791,903	(677,098)	5,114,805
229,107	**418,713**	**1,874,944**	**(711,775)**	**1,163,169**
–	–	–	–	–
–	**(378,324)**	**(29,768)**	**(499,623)**	**(529,391)**
1,742,899	605,121	18,417,497	292,941	18,710,438
–	**56,090**	**1,672,816**	**(4,752,075)**	**(3,079,259)**
–	1,738,565	29,633,291	(4,877,847)	24,755,444
6,097,312	**3,274,075**	**36,710,733**	**(25,345,764)**	**11,364,969**
9,929,502	7,757,798	140,194,005	(15,447,287)	124,746,718


Europe*, Middle East and Africa*
1,335 staff
11 countries
Asia-Pacific
2,207 staff
10 countries
Australia
7,243 staff
1 country


The Americas
1,931 staff
4 countries

Approximate staff numbers as at 31 March 2009
*Staff seconded to joint venturer not included in headcount
(Moscow: Macquarie Renaissance; Johannnesburg: First South)

Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005-2009 is based on the reported results using the Australian Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Years ended 31 March

	2000	2001	2002
Income statement ($A million)			
Total income from ordinary activities	1,337	1,649	1,822
Total expenses from ordinary activities	(1,036)	(1,324)	(1,467)
Operating profit before income tax	301	325	355
Income tax expense	(79)	(53)	(76)
Profit for the year	222	272	279
Macquarie Income Preferred Securities distributions	–	–	–
Other minority interests	–	1	–
Macquarie Income Securities distributions	(12)	(31)	(29)
Profit attributable to ordinary equity holders	210	242	250
Balance sheet ($A million)			
Total assets	23,389	27,848	30,234
Total liabilities	22,154	26,510	27,817
Net assets	1,235	1,338	2,417
Total loan assets	6,518	7,785	9,209
Impaired assets (net of provisions)	23	31	49
Share information[(a)]			
Cash dividends per share (A cents per share)			
Interim	34	41	41
Final	52	52	52
Special[(b)]	–	–	–
Total	86	93	93
Basic earnings per share (A cents per share)	124.3	138.9	132.8
Share price at 31 March ($A)[(a)]	26.40	27.63	33.26
Ordinary share capital (million shares)[(b)]	171.2	175.9	198.5
Market capitalisation at 31 March (fully paid ordinary shares) ($A million)	4,520	4,860	6,602
Net tangible assets per ordinary share ($A)[(c)]	5.80	5.15	7.94
Ratios			
Return on average ordinary shareholders' funds	28.1%	27.1%	18.7%
Dividend payout ratio	70.0%	67.5%	73.6%
Expense/income ratio	77.5%	80.3%	80.5%
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1%	0.1%	0.2%
Assets under management ($A billion)[(e)]	26.3	30.9	41.3
Staff numbers[(f)]	4,070	4,467	4,726

[(a)] The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996
[(b)] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent
[(c)] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares
[(d)] Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale
[(e)] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology
[(f)] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees)

2003	2004	2005	2006	2007	2008	**2009**
2,155	2,823	4,197	4,832	7,181	8,248	**5,526**
(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	**(4,537)**
460	685	1,158	1,287	1,928	2,205	**989**
(96)	(161)	(288)	(290)	(377)	(317)	**(15)**
364	524	870	997	1,551	1,888	**974**
–	–	(28)	(51)	(54)	(50)	**(45)**
(3)	(3)	(1)	(1)	(3)	(1)	**(25)**
(28)	(27)	(29)	(29)	(31)	(34)	**(33)**
333	494	812	916	1,463	1,803	**871**
32,462	43,771	67,980	106,211	136,389	167,250	**149,144**
29,877	40,938	63,555	100,874	128,870	157,189	**139,584**
2,585	2,833	4,425	5,337	7,519	10,061	**9,560**
9,839	10,777	28,425	34,999	45,796	52,407	**44,751**
16	61	42	85	88	165	**952**
41	52	61	90	125	145	**145**
52	70	100	125	190	200	**40**
50	–	40	–	–	–	**–**
143	122	201	215	315	345	**185**
164.8	233.0	369.6	400.3	591.6	670.6	**309.6**
24.70	35.80	48.03	64.68	82.75	52.82	**27.05**
204.5	215.9	223.7	232.4	253.9	274.6	**283.4**
5,051	7,729	10,744	15,032	21,010	14,503	**7,667**
8.23	10.72	13.97	16.63	22.86	28.18	**23.72**
18.0%	22.3%	29.8%	26.0%	28.1%	23.7%	**9.9%**
87.4%	53.2%	53.2%	54.4%	54.3%	52.2%	**60.2%**
78.7%	75.7%	72.4%	73.4%	73.2%	73.3%	**82.1%**
0.0%	0.3%	0.2%	0.2%	0.1%	0.3%	**1.87%**
52.3	62.6	96.7	140.3	197.2	232.0	**243.1**
4,839	5,716	6,556	8,183	10,023	13,107	**12,716**

Investor information

Shareholder calendar

Shareholders may wish to note the following dates:

2009

Date	Event
1 May	Full-year result announcement
15 May	Record date for ordinary final dividend
3 July	Payment date for ordinary final dividend
29 July	2008 Annual General Meeting
30 September	First half financial year end
30 October*	Half-year result announcement
13 November*	Record date for ordinary interim dividend
16 December*	Payment of ordinary interim dividend

2010

Date	Event
31 March	Full-year financial year end

* These dates are subject to change.

2009 Annual General Meeting

This year's meeting will be held at 10.30 am on Wednesday, 29 July 2009 at The Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney NSW. Details of the business of the meeting will be forwarded to shareholders separately.

Stock exchange listing

Macquarie Group Limited is quoted on the ASX and its ordinary shares trade under the code MQG.

Macquarie Convertible Preference Securities are quoted on the ASX and trade under the code MQCPA.

Dividend details

The Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim results announcements. The proposed dates for the 2009 final dividend and the 2010 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
1 May 2009	15 May 2009	3 July 2009
30 Oct 2009*	13 Nov 2009*	19 Dec 2009*

* These dates are subject to change.

Dividend Reinvestment Plan (DRP)

The DRP allows shareholders to apply their dividends to acquire new Macquarie shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by the DRP rules) minus a 2.5 per cent discount.

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

All other enquiries relating to your Macquarie Group Share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Group's company secretary, Dennis Leong, may be contacted on the above numbers.

Website

To view the Shareholder Review, the Interim and Annual Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

eTree

eTree

Macquarie is proud to be a Foundation Member of eTree, a Computershare Limited initiative with Landcare Australia which provides shareholders with an environmental incentive to elect to receive shareholder communications electronically. Macquarie shareholders can register to receive their shareholder communications, such as the Annual Report, electronically, by visiting www.etree.com.au/macquarie and registering their email address. For every shareholder who registers an email address Macquarie will donate $1 to Landcare Australia.

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